    As filed with the Securities and Exchange Commission on November 1, 1994

                                                       Registration No. 33-55719
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 PRE-EFFECTIVE

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NBD BANCORP, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                6711                               38-1984850
     (State or other jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
  of incorporation or organization)        Classification Code Number)               Identification No.)

          611 WOODWARD AVENUE, DETROIT, MICHIGAN 48226  (313) 225-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                 DANIEL T. LIS
                      SENIOR VICE PRESIDENT AND SECRETARY
                               NBD BANCORP, INC.
                              611 WOODWARD AVENUE
                            DETROIT, MICHIGAN 48226
                                 (313) 225-1000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of Communications to:

                                                                JOHN BRUNO
           MICHAEL D. VANHEMERT                            CYNTHIA M. KRUS
            NBD Bancorp, Inc.                         Muldoon, Murphy & Faucette
           611 Woodward Avenue                       5101 Wisconsin Avenue, N.W
         Detroit, Michigan 48226                        Washington, D.C. 20016
              (313) 225-1000                                (202) 362-0840

                            ------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of the Registration Statement.
                            ------------------------
     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               NBD BANCORP, INC.
                             CROSS REFERENCE SHEET

     Pursuant to Item 501 of Regulation S-K showing the location in the Proxy Statement-Prospectus of the responses to the Items of Part I of Form S-4.

               REGISTRATION STATEMENT                          PROXY STATEMENT-
                  ITEM AND CAPTION                            PROSPECTUS CAPTION
     ------------------------------------------  ---------------------------------------------
  1. Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus....  Cover Page; Inside Front Cover Page
  2. Inside Front and Outside Back Cover Pages
     of Prospectus.............................  Inside Front Cover Page; Table of Contents;
                                                 Available Information
  3. Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information.............  Summary
  4. Terms of the Transaction..................  Summary; Proposed Merger; Description of NBD
                                                 Capital Stock; Comparative Rights of Holders
                                                 of Capital Stock of AmeriFed and NBD
  5. Pro Forma Financial Information...........  Not Applicable
  6. Material Contracts with the Company Being
     Acquired..................................  Summary; Proposed Merger
  7. Additional Information Required for
     Reoffering by Persons and Parties Deemed
     to Be Underwriters........................  Not Applicable
  8. Interests of Named Experts and Counsel....  Experts; Legal Matters
  9. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities...............................  Not Applicable
 10. Information With Respect to S-3
     Registrants...............................  Summary; Information Incorporated by
                                                 Reference
 11. Incorporation of Certain Information by
     Reference.................................  Information Incorporated by Reference;
                                                 Description of NBD Capital Stock
 12. Information With Respect to S-2 or S-3
     Registrants...............................  Not Applicable
 13. Incorporation of Certain Information by
     Reference.................................  Not Applicable
 14. Information With Respect to Registrants
     Other than S-2 or S-3 Registrants.........  Not Applicable
 15. Information With Respect to S-3
     Companies.................................  Summary; Information Incorporated by
                                                 Reference
 16. Information With Respect to S-2 or S-3
     Companies.................................  Not Applicable
 17. Information With Respect to Companies
     Other Than S-2 or S-3 Companies...........  Not Applicable
 18. Information if Proxies, Consents or
     Authorizations Are To Be Solicited........  Information Incorporated by Reference;
                                                 Summary; Meeting Information; Proposed Merger
 19. Information if Proxies, Consents or
     Authorizations Are Not To Be Solicited or
     in an Exchange Offer......................  Not Applicable

AmeriFed Financial Corp.                                   [AMERIFED LETTERHEAD]
120 North Scott Street
Joliet, Illinois 60431-1291
Phone (815) 727-0370



                                                                November 4, 1994

Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of AmeriFed Financial Corp. ("AmeriFed") which will be held on Friday, December 9, 1994 at 3:00 p.m., local time, at the White Eagle Golf Club, 3400 Club Drive, Naperville, Illinois 60564.


     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 23, 1994 between NBD Bancorp, Inc. ("NBD"), NBD Illinois, Inc. ("NBD Illinois") and AmeriFed pursuant to which AmeriFed will be merged (the "Merger") with and into NBD Illinois, a wholly owned subsidiary of NBD. Pursuant to a related Agreement of Merger, it is intended that immediately following the Merger, AmeriFed Bank, FSB ("AmeriFed Bank"), a federally chartered stock savings bank and a wholly owned subsidiary of AmeriFed, will merge (the "Subsidiary Bank Merger") with and into NBD Bank, an Illinois-chartered stock commercial bank and a wholly-owned subsidiary of NBD Illinois. If the proposed Merger is consummated, each share of Common Stock of AmeriFed will be converted into and be exchangeable for the number of shares of Common Stock, $1.00 par value per share, of NBD ("NBD Common Stock") equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the New York Stock Exchange Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger, as defined in the Merger Agreement.


     The proposed Merger has been unanimously approved by the Boards of Directors of both AmeriFed and NBD. The investment banking firm of The Chicago Corporation has issued its written opinion to the AmeriFed Board of Directors to the effect that the merger consideration is fair, from a financial point of view, to AmeriFed's stockholders as of the October 24, 1994 date of its written opinion. The written opinion of The Chicago Corporation is reproduced in full as Appendix B to the Proxy Statement-Prospectus, and AmeriFed's stockholders are urged to read such opinion.


     Consummation of the Merger is subject to certain conditions including, but not limited to, approvals by the requisite vote of the stockholders of AmeriFed and certain regulatory approvals.

     The enclosed Notice of Special Meeting and Proxy Statement-Prospectus describe the terms of the Merger as well as other information relating to AmeriFed and NBD. Please read these materials carefully.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED MERGER AGREEMENT.

     IN ORDER TO ASSURE THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY, AND MAIL IT IN THE RETURN ENVELOPE PROVIDED. A FAILURE TO VOTE WILL BE THE EQUIVALENT OF A VOTE AGAINST THE MERGER AGREEMENT.

     Thank you for your attention to this important matter.

                                          Sincerely,

                                          [SIG]

                                          Robert B. Breidert
                                          President and Chief Executive Officer

                            AMERIFED FINANCIAL CORP.
                             120 NORTH SCOTT STREET
                             JOLIET, ILLINOIS 60431
                                 (815) 727-0370
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON DECEMBER 9, 1994
                            ------------------------


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of AmeriFed Financial Corp. ("AmeriFed") will be held on December 9, 1994, at 3:00 p.m., local time, at the White Eagle Golf Club, 3400 Club Drive, Naperville, Illinois 60564.


     The Special Meeting is for the purpose of considering and voting upon the following matters:


          1. To approve and adopt the Agreement and Plan of Merger dated as of March 23, 1994 (the "Merger Agreement") by and between NBD Bancorp, Inc. ("NBD"), NBD Illinois, Inc. ("NBD Illinois"), and AmeriFed and the transactions contemplated thereby, including the proposed merger (the "Merger") of AmeriFed with and into NBD Illinois, a wholly-owned subsidiary of NBD.


          2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof including, without limitation, a motion to adjourn or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement or otherwise.


     Pursuant to the AmeriFed By-laws, the Board of Directors has fixed November 1, 1994, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournments or postponements thereof. Only stockholders of record at the close of business on that date will be entitled to vote at the Special Meeting or any adjournments or postponements thereof. A list of AmeriFed stockholders entitled to vote at the Special Meeting will be available for examination for any purpose germane to the Special Meeting, during ordinary business hours, at the principal executive offices of AmeriFed, located at 120 North Scott Street, Joliet, Illinois 60431, for 10 days prior to the Special Meeting, and such list will also be available at the Special Meeting. In the event there are not sufficient votes for a quorum or to approve the Merger Agreement or otherwise at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit further solicitation of proxies by AmeriFed.



     The affirmative vote of the holders of a majority of the outstanding shares of AmeriFed Common Stock entitled to vote is required for approval of the Merger Agreement.


     EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE SPECIAL MEETING, IS REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS EXERCISED. A PROXY MAY BE REVOKED BY FILING WITH THE SECRETARY OF AMERIFED A WRITTEN REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING MAY REVOKE HIS OR HER PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED APPROPRIATE DOCUMENTATION FROM YOUR RECORDHOLDER TO VOTE PERSONALLY AT THE SPECIAL MEETING.

                                          By Order of the Board of Directors

                                          [SIG]

                                          Robert Biedron
                                          Secretary


Joliet, Illinois
November 4, 1994


                 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
         THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT

     PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                            AMERIFED FINANCIAL CORP.
                                PROXY STATEMENT
                      FOR SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON DECEMBER 9, 1994
                               NBD BANCORP, INC.
                                   PROSPECTUS
                     UP TO 5,500,000 SHARES OF COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)


     This Proxy Statement-Prospectus is being furnished to the Stockholders of AmeriFed Financial Corp. ("AmeriFed") in connection with the solicitation of proxies by the AmeriFed Board of Directors for use at the Special Meeting of Stockholders, including any adjournments or postponements thereof (the "Special Meeting"). The Special Meeting will be held on December 9, 1994 at 3:00 p.m., local time, at the White Eagle Golf Club, 3400 Club Drive, Naperville, Illinois 60564.



     The Special Meeting is being held for the purpose of considering and voting upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 23, 1994 (the "Merger Agreement") by and between NBD Bancorp, Inc. ("NBD"), NBD Illinois, Inc. ("NBD Illinois") and AmeriFed and the transactions contemplated thereby, including the proposed merger (the "Merger") of AmeriFed with and into NBD Illinois, a wholly-owned subsidiary of NBD. Pursuant to a related Agreement of Merger, it is intended that immediately following the Merger, AmeriFed Bank, FSB ("AmeriFed Bank"), a federally chartered stock savings bank and a wholly-owned subsidiary of AmeriFed, shall merge (the "Subsidiary Bank Merger") with and into NBD Bank, an Illinois-chartered stock commercial bank and a wholly-owned subsidiary of NBD Illinois. If the Merger becomes effective, each share of common stock, $.01 par value per share, of AmeriFed ("AmeriFed Common Stock") will be converted into and exchanged for the number of shares of common stock, $1.00 par value per share, of NBD (the "NBD Common Stock") equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the New York Stock Exchange Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger, as defined in the Merger Agreement. At the Special Meeting, the AmeriFed stockholders of record as of the close of business on November 1, 1994 will consider and vote upon a proposal to approve the Merger Agreement.


     This Proxy Statement-Prospectus also constitutes a prospectus of NBD in respect of approximately 5,500,000 shares of NBD Common Stock to be issued to stockholders of AmeriFed pursuant to the Merger in accordance with the terms of the Merger Agreement. For a more complete description of the terms of the Merger Agreement, which is attached as Appendix A and is incorporated herein by reference, see "PROPOSED MERGER".


     NBD Common Stock is listed on the New York Stock Exchange. The last reported sale price of NBD Common Stock on the New York Stock Exchange Composite Tape on October 31, 1994 was $30.75 per share.


     This Proxy Statement-Prospectus and the accompanying form of proxy is first being mailed to stockholders of AmeriFed on or about November 4, 1994.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
         ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE
              SHARES OF NBD COMMON STOCK OFFERED HEREBY ARE NOT
             SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A
              BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
              THE BANK INSURANCE FUND OR THE SAVINGS ASSOCIATION
               INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE
                CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


       THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS NOVEMBER 4, 1994

                           PROXY STATEMENT-PROSPECTUS

                               TABLE OF CONTENTS


                                                                                                  PAGE
                                                                                                  ----
AVAILABLE INFORMATION..........................................................................     2
INFORMATION INCORPORATED BY REFERENCE..........................................................     3
SUMMARY........................................................................................     4
  The Parties..................................................................................     4
  The Meeting..................................................................................     5
  The Proposed Merger..........................................................................     5
  Merger Consideration.........................................................................     6
  Recommendation of the Board of Directors.....................................................     6
  Opinion of Financial Advisor.................................................................     6
  Stock Option Agreement.......................................................................     6
  Effective Date of Merger.....................................................................     7
  Conditions to the Merger and Termination.....................................................     7
  Interests of Certain Persons in the Merger...................................................     7
  Appraisal Rights.............................................................................     7
  Liquidation Account..........................................................................     7
  Certain Federal Income Tax Consequences of the Merger........................................     8
  Stock Exchange Listing.......................................................................     8
  Resales of NBD Common Stock..................................................................     9
  Accounting Treatment.........................................................................     9
  Conduct of Business Prior to the Merger......................................................     9
  Comparison of Stockholder Rights.............................................................     9
  Selected Financial Data......................................................................     9
  Market Value of Securities...................................................................    11
  Comparative Per Share Data (Unaudited).......................................................    12
  Recent Financial Developments................................................................    12
MEETING INFORMATION............................................................................    14
  Introduction.................................................................................    14
  Purpose......................................................................................    14
  Voting Rights and Record Date................................................................    14
  Voting and Revocation of Proxies.............................................................    14
  Solicitation of Proxies......................................................................    15
PROPOSED MERGER................................................................................    15
  General......................................................................................    15
  Background of the Merger.....................................................................    15
  Reasons for the Merger.......................................................................    16
  Effective Date of Merger.....................................................................    17
  Opinion of Financial Advisor to AmeriFed.....................................................    18
  Consideration for Shares.....................................................................    20
  Delivery of NBD Common Stock.................................................................    21
  Source of NBD Common Stock...................................................................    21
  Conditions to the Merger.....................................................................    21
  Regulatory Matters...........................................................................    22
  Termination, Amendment and Waiver............................................................    23
  Business of AmeriFed Pending the Merger......................................................    23
  Interests of Certain Persons in the Merger...................................................    24
  Resales of NBD Common Stock..................................................................    26
  Stock Option Agreement.......................................................................    26
  Appraisal Rights.............................................................................    27
  Certain Federal Income Tax Consequences of the Merger........................................    28
  Stock Exchange Listing.......................................................................    29
  Accounting Treatment.........................................................................    29
DESCRIPTION OF NBD CAPITAL STOCK...............................................................    30
COMPARATIVE RIGHTS OF HOLDERS OF CAPITAL STOCK OF AMERIFED AND NBD.............................    31
RELATIONSHIP WITH INDEPENDENT AUDITORS.........................................................    33
EXPERTS........................................................................................    33
LEGAL MATTERS..................................................................................    34
OTHER MATTERS..................................................................................    34
APPENDIX A -- MERGER AGREEMENT.................................................................   A-1
APPENDIX B -- OPINION OF THE CHICAGO CORPORATION...............................................   B-1

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS, OR INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NBD OR AMERIFED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT-PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AMERIFED, NBD, OR NBD ILLINOIS OR THE INFORMATION HEREIN OR THE DOCUMENTS OR REPORTS INCORPORATED BY REFERENCE SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                             AVAILABLE INFORMATION

     NBD has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the shares of NBD Common Stock to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement-Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof. Such additional information may be inspected and copied as set forth below.

     The descriptions in this Proxy Statement-Prospectus of the terms of the Merger Agreement as well as the Agreement and Plan of Reorganization and the Stock Option Agreement, each dated as of March 23, 1994 (respectively, the "Reorganization Agreement" and the "Option Agreement"), are summaries only and are qualified in their entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus, as well as the Reorganization Agreement and the Option Agreement which are attached as exhibits to the Registration Statement of which this Proxy Statement-Prospectus is a part and are incorporated herein by reference. A COPY OF THE REORGANIZATION AGREEMENT AND OPTION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY OF AMERIFED, OR DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY OF NBD, AT THEIR RESPECTIVE ADDRESSES INDICATED BELOW.


     NBD and AmeriFed are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by NBD and AmeriFed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, NBD Common Stock is listed on the New York Stock Exchange ("NYSE") and such material as to NBD can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, and the AmeriFed Common Stock is listed on the Nasdaq National Market and such material as to AmeriFed can be inspected at offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS

ARE AVAILABLE UPON REQUEST AND WITHOUT CHARGE WITH RESPECT TO AMERIFED FROM ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY, AMERIFED FINANCIAL CORP., 120 NORTH SCOTT STREET, JOLIET, ILLINOIS 60431 (TELEPHONE NUMBER 815-727-0370) AND WITH RESPECT TO NBD FROM DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY, NBD BANCORP, INC., 611 WOODWARD AVENUE, DETROIT, MICHIGAN 48226 (TELEPHONE NUMBER 313-225-1000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS TO A PERSON WHO DESIRES TO EXAMINE THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST FOR DOCUMENTS MUST BE RECEIVED BY NOVEMBER 30, 1994.

                     INFORMATION INCORPORATED BY REFERENCE

     NBD (Commission File No. 1-7127) incorporates herein by reference: (a) NBD's Annual Report on Form 10-K for the year ended December 31, 1993; (b) NBD's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994; and (c) the description of the NBD Common Stock contained in NBD's registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

     AmeriFed (Commission File No. 0-19329) incorporates herein by reference:
(a) AmeriFed's Annual Report on Form 10-K for the year ended September 30, 1993;
(b) AmeriFed's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994; (c) AmeriFed's Form 11-K for the year ended November 30, 1993; (d) the description of AmeriFed's Common Stock set forth in AmeriFed's Registration Statement filed on Form 8-A dated May 29, 1991, and any amendments or updates thereto; (e) AmeriFed's Report on Form 8-K dated April 5, 1994; and (f) the portions of AmeriFed's Proxy Statement for the Annual Meeting of Stockholders held on January 19, 1994 that have been incorporated by reference into the 1993 AmeriFed Form 10-K.

     All documents subsequently filed by NBD and AmeriFed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Proxy Statement-Prospectus and prior to the date of the Special Meeting, shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Proxy Statement-Prospectus shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

                                    SUMMARY

     This summary is necessarily general and abbreviated and has been prepared to assist AmeriFed stockholders in their review of this Proxy Statement-Prospectus. This summary is not intended to be a complete explanation of the matters covered in this Proxy Statement-Prospectus and is qualified in all respects by reference to the more detailed information contained elsewhere in this Proxy Statement-Prospectus, the Appendices hereto and in the documents incorporated by reference in this Proxy Statement-Prospectus, which the stockholders are urged to read carefully.


     The descriptions in this Proxy Statement-Prospectus of the terms of the Merger Agreement, Reorganization Agreement and the Option Agreement (collectively, the "Agreements") are summaries only and are qualified in their entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus, as well as the Reorganization Agreement and the Option Agreement, which are attached as exhibits to the Registration Statement of which this Proxy Statement-Prospectus is a part and are incorporated herein by reference. A COPY OF THE REORGANIZATION AGREEMENT AND OPTION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY OF AMERIFED, OR DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY OF NBD, AT THEIR RESPECTIVE ADDRESSES AS INDICATED UNDER "AVAILABLE INFORMATION."


THE PARTIES

     NBD is a registered bank holding company which was incorporated under the laws of Delaware in 1972. At June 30, 1994, NBD and its subsidiaries had total assets of $45.2 billion, total deposits of $30.9 billion and stockholders' equity of $3.3 billion. Based on rankings of total assets at June 30, 1994, NBD was the 18th largest bank holding company in the United States. Through its banking subsidiaries, NBD provides domestic retail banking, worldwide commercial banking, trust and investment management services. Through its non-banking subsidiaries, NBD engages in mortgage, finance, insurance, trust, leasing, discount brokerage and data processing activities. The principal subsidiary of NBD is NBD Bank, N.A., formerly named National Bank of Detroit, which was the 15th largest commercial bank in the United States based on total assets at June 30, 1994. NBD Bank, N.A. has applied to become a state chartered bank under Michigan law and is awaiting approval. NBD has expanded significantly in recent years through selective acquisitions, and it regularly explores opportunities for additional acquisitions of financial institutions and related businesses. The principal executive offices of NBD are located at 611 Woodward Avenue, Detroit, Michigan 48226 and its telephone number is 313-225-1000.

     NBD Illinois was incorporated under the laws of Delaware in 1985 as a wholly-owned subsidiary of NBD. Between 1987 and 1991 NBD acquired four bank holding companies in Illinois and merged them into NBD Illinois, and in December 1992 merged 17 of the Illinois bank subsidiaries of those acquired companies into NBD Bank, an Illinois-chartered commercial bank and wholly-owned subsidiary of NBD Illinois. At June 30, 1994, NBD Illinois and its subsidiaries had total assets of $5.3 billion, total deposits of $3.9 billion and stockholders' equity of $445 million. They provide retail, commercial and trust banking and investment management services through 42 offices located in the Chicago metropolitan area. The principal executive offices of NBD Illinois and NBD Bank are located at 55 East Euclid, Mt. Prospect, Illinois 60056 and its telephone number is 708-392-1600.


     AmeriFed, a registered savings and loan holding company, was incorporated under the laws of Delaware in 1991 for the purpose of acquiring all of the capital of AmeriFed Bank, formerly named AmeriFed Federal Savings Bank, pursuant to a conversion of AmeriFed Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. AmeriFed Bank was organized in 1934 as the Joliet Federal Savings and Loan Association, and in 1986 converted to a federal mutual savings bank and changed its name to AmeriFed Federal Savings Bank. On June 1, 1993, AmeriFed Bank adopted its current name. AmeriFed Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, primarily in one-to four-family residential mortgage loans and, to a lesser extent, in multi-family residential mortgage loans, construction and land loans, commercial real estate loans, home equity and other consumer loans, commercial business loans, mortgage-backed securities, U.S. Treasury and Government agency securities and other marketable securities. AmeriFed Bank also has a wholly-owned subsidiary, AmeriFed Financial Services, Inc., which offers insurance to AmeriFed Bank's customers. At June 30, 1994, AmeriFed and its subsidiaries had total assets of $896.7 million, total deposits of $781.5 million and stockholders' equity of $91.9 million. Based on the most recent information available, AmeriFed was the largest financial institution headquartered in Will County, a rapidly developing rural/suburban area in the southwest quadrant of the Chicago metropolitan area. The principal executive offices of AmeriFed and AmeriFed Bank are located at 120 North Scott Street, Joliet, Illinois 60431 and its telephone number is 815-727-0370.


THE MEETING

     The Special Meeting will be held on Friday, December 9, 1994 at 3:00 p.m., local time, at the White Eagle Golf Club, 3400 Club Drive, Naperville, Illinois 60564. At the Special Meeting, the stockholders of AmeriFed will be asked to approve the Merger Agreement. See "MEETING INFORMATION -- Purpose." Only holders of record of AmeriFed Common Stock at the close of business on November 1, 1994 (the "Record Date") will be entitled to vote at the Special Meeting. On the Record Date, there were outstanding and entitled to vote 3,220,333 shares of AmeriFed Common Stock. Each share of AmeriFed Common Stock is entitled to one vote, except as described under "MEETING INFORMATION -- Voting Rights and Record Date." On the Record Date, the directors and executive officers of AmeriFed and their affiliates beneficially owned approximately 459,356 shares, or 14.3% of the outstanding shares of AmeriFed Common Stock (excluding currently exercisable options). An unrelated corporate trustee of the AmeriFed Federal Savings Bank Employee Stock Ownership Plan and Trust ("ESOP") beneficially owned 224,702 shares of AmeriFed Common Stock on the Record Date (constituting approximately 6.98% of the outstanding shares). Pursuant to the terms of the ESOP, shares held by the ESOP that are allocated to the accounts of the ESOP participants shall be voted by the ESOP trustee as directed by such participants so long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares held by the ESOP that are currently unallocated shall be voted by the ESOP trustee proportionate to the directions given by ESOP participants with respect to allocated shares. The affirmative vote of the holders of a majority of the outstanding shares of AmeriFed Common Stock entitled to vote is required to approve the Merger Agreement. See "MEETING INFORMATION -- Voting Rights and Record Date."

THE PROPOSED MERGER

     On March 23, 1994, AmeriFed, NBD Illinois and NBD entered into the Agreements, which provide for the merger of AmeriFed into NBD Illinois. The Merger Agreement sets forth the terms upon which the Merger, if consummated, will be effected. The Reorganization Agreement sets forth various representations, warranties and covenants of the parties relating to the consummation of the Merger as well as the conditions which must be satisfied for the Merger to be completed. See "PROPOSED MERGER -- Conditions to the Merger." Although the Merger Agreement and the Reorganization Agreement relate to the same transaction, separate agreements are being used because the former relates primarily to the Merger itself, whereas the latter establishes the respective obligations of the parties with respect to the Merger. The terms of the Option Agreement are described under "Stock Option Agreement." The Merger Agreement is attached to this Proxy Statement-Prospectus as Appendix A. A COPY OF THE REORGANIZATION AGREEMENT AND OPTION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY OF AMERIFED, OR DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY OF NBD, AT THEIR RESPECTIVE ADDRESSES INDICATED UNDER "AVAILABLE INFORMATION".

     On August 22, 1994, NBD Bank and AmeriFed Bank entered into an Agreement of Merger pursuant to which AmeriFed Bank would be merged (the "Subsidiary Bank Merger") into NBD Bank immediately following the Merger of AmeriFed into NBD Illinois. As a result of the Subsidiary Bank Merger, the AmeriFed Bank assets (including branch facilities and customer loans), liabilities (including deposits) and employees will immediately constitute a new Southwest Regional Banking Center of NBD Bank at the date of the parent company Merger.

MERGER CONSIDERATION

     Upon consummation of the Merger, each outstanding share of AmeriFed Common Stock (except for shares owned by NBD, NBD Illinois or AmeriFed) will be automatically converted into a number of whole shares of NBD Common Stock equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the NYSE Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger, as defined below. Cash will be paid in lieu of the fractional shares of NBD Common Stock. See "PROPOSED MERGER -- Consideration for Shares."

RECOMMENDATION OF THE BOARD OF DIRECTORS

     AmeriFed, through its financial advisor, The Chicago Corporation solicited and received indications of interest concerning the acquisition of AmeriFed from NBD and other financial institution holding companies. After consulting with The Chicago Corporation and legal counsel, AmeriFed negotiated the proposed Agreements with NBD. Following an in-depth analysis, review and discussion of the Agreements by and among The Chicago Corporation, AmeriFed's legal counsel and its Board of Directors, including The Chicago Corporation's advice that the consideration to be received is fair, from a financial point of view, to holders of AmeriFed Common Stock, the Board of Directors of AmeriFed unanimously voted to accept the Agreements proposed by NBD. The AmeriFed Board believes that the Merger will provide AmeriFed's stockholders with increased value and liquidity for their stock and will provide its customers with expanded services and products. The AmeriFed Board recommends that AmeriFed's stockholders vote FOR approval of the Merger Agreement.

     For additional details regarding the recommendation of the AmeriFed Board, see "PROPOSED MERGER -- Background of the Merger" and "-- Reasons for the Merger."

OPINION OF FINANCIAL ADVISOR

     The Chicago Corporation, AmeriFed's financial advisor, has rendered its written opinion to the AmeriFed Board that the consideration to be received by AmeriFed stockholders pursuant to the Merger is fair, from a financial point of view, to AmeriFed's stockholders.


     For information on the procedures followed, assumptions made, matters considered in and qualifications of the review undertaken, and other matters in connection with rendering the opinion by The Chicago Corporation, see "PROPOSED MERGER -- Opinion of Financial Advisor to AmeriFed" and the opinion of The Chicago Corporation attached as Appendix B to this Proxy Statement-Prospectus which should be read carefully by AmeriFed stockholders.


STOCK OPTION AGREEMENT


     At the time of execution of the Agreements, AmeriFed and NBD entered into a Stock Option Agreement dated as of March 23, 1994 (the "Option Agreement") pursuant to which AmeriFed granted an option to NBD to purchase up to an aggregate of 610,578 shares of AmeriFed Common Stock, or approximately 19.9% of the then outstanding AmeriFed Common Stock, at a price per share of $32.75 (the "Option"), exercisable only upon the happening of certain events. In addition, the Option is exercisable only if NBD has fully complied with the terms of the Agreements at the time of exercise. Depending on the number of shares purchased, exercise of the Option may be subject to the prior approval of certain government regulatory authorities. The Option Agreement is intended to make it more difficult for another party to acquire AmeriFed, thereby increasing the likelihood that the Merger will occur. See "PROPOSED MERGER -- Stock Option Agreement."

EFFECTIVE DATE OF MERGER


     The Merger will be consummated at the close of business on the date specified in a Certificate of Merger filed in accordance with the Delaware General Corporation Law. The date on which the Merger will be consummated is referred to herein as the "Effective Date of Merger". It is anticipated that if the stockholders of AmeriFed approve the Merger Agreement at the Special Meeting and the approvals of all requisite government regulatory authorities are obtained, the Effective Date of Merger will be early in the first quarter of the calendar year 1995, provided that the Agreements are not terminated prior to such date. See "PROPOSED MERGER -- Effective Date of Merger" and "-- Conditions to the Merger."


CONDITIONS TO THE MERGER AND TERMINATION


     Consummation of the Merger is subject to the satisfaction or waiver of various conditions, including among other things, the approval of the Merger Agreement by the stockholders of AmeriFed, approval of the Merger by all requisite government regulatory authorities without any conditions which in the reasonable opinion of NBD or AmeriFed are materially adverse, the receipt by AmeriFed of an opinion of Muldoon, Murphy & Faucette that the Merger will constitute a reorganization for Federal income tax purposes, and satisfaction of various other conditions specified in the Reorganization Agreement. Applications for prior approval of the Merger and/or the Subsidiary Bank Merger have been submitted to the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Federal Reserve Bank of Chicago, and the Illinois Commissioner of Banks and Trust Companies. While some regulatory approvals including The Federal Deposit Insurance Corporation and the Federal Reserve Bank of Chicago have been received, there can be no assurance that all of these regulatory authorities will approve or take other required action with respect to the Merger or as to the date of such approvals or actions. See "PROPOSED MERGER -- Conditions to the Merger" and "-- Regulatory Matters".


     The Merger may be terminated notwithstanding stockholder approval if certain specified events occur. For instance, either AmeriFed or NBD may terminate the Agreements if the Merger has not been consummated by March 31, 1995 or if any requisite government regulatory authority shall refuse to approve the Merger or shall condition an approval in a manner not reasonably satisfactory to NBD. See "PROPOSED MERGER -- Termination, Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain members of AmeriFed's management and the AmeriFed Board may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders generally. AmeriFed and AmeriFed Bank maintain employment agreements and/or special termination agreements with its executive officers which provide for certain payments and benefits in the event such officers are terminated in the context of a change in control such as the Merger. In addition, the Merger will result in the acceleration of vesting of certain option and stock awards under AmeriFed's employee stock award plans. Finally, the Reorganization Agreement provides that NBD will indemnify the AmeriFed Board and management against certain liabilities for a period of two
(2) years following the Merger. See "PROPOSED MERGER -- Interests of Certain Persons in the Merger."


APPRAISAL RIGHTS

     Under Delaware law, the AmeriFed stockholders will not be entitled to appraisal or dissenters' rights with respect to the Merger. See "PROPOSED MERGER
- -- Appraisal Rights."

LIQUIDATION ACCOUNT

     In connection with its conversion from the mutual to the stock form of ownership, AmeriFed Bank was required to establish a "liquidation account" for the benefit of savings account holders at the time of the conversion. The liquidation account grants such savings account holders who have continued to maintain their savings accounts at AmeriFed Bank the right to a priority distribution from the liquidation account before any distribution is made with respect to AmeriFed Bank common stock in the event of a complete liquidation of

AmeriFed Bank. Neither the Merger nor the Subsidiary Bank Merger constitutes a complete liquidation and will not trigger a distribution from the liquidation account. Upon consummation of the Merger and the Subsidiary Bank Merger, the liquidation account will be maintained by NBD Bank.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     AmeriFed has obtained an opinion from Muldoon, Murphy & Faucette, counsel to AmeriFed, substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, for federal income tax purposes, no gain or loss will be recognized by AmeriFed or AmeriFed Bank as a result of the Merger except, with respect to the Subsidiary Bank Merger, to the extent AmeriFed or AmeriFed Bank is required to recognize taxable income due to the recapture of AmeriFed Bank's bad debt reserves. AmeriFed has obtained an opinion substantially to the effect that, for federal income tax purposes: (i) assuming that the Merger transaction constitutes a merger under the applicable state or federal law, the merger of AmeriFed with and into NBD Illinois will constitute a reorganization within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Code, and AmeriFed, NBD Illinois and NBD will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) the basis of the assets of AmeriFed to be received by NBD Illinois will be the same as the basis of those assets in the hands of AmeriFed immediately prior to the Merger; (iii) the holding period of the assets of AmeriFed to be received by NBD Illinois will include the holding period of those assets in the hands of AmeriFed immediately prior to the Merger; (iv) no gain or loss will be recognized by NBD Illinois and NBD upon receipt of the assets of AmeriFed by NBD Illinois in exchange for the consideration provided for in the Merger Agreement and the assumption by NBD Illinois of the liabilities of AmeriFed; (v) NBD Illinois will succeed to and take into account the items of AmeriFed described in Section 381(c) of the Code and NBD Illinois will be the "acquiring corporation" within the meaning of Section 1.381(a)-1(b)(2) of the regulations promulgated by the Department of Treasury ("Treasury Regulations") and these items will be taken into account by NBD Illinois subject to the conditions and limitations specified in Sections 381, 382 and 383 of the Code and the Treasury Regulations thereunder; (vi) no gain or loss will be recognized by AmeriFed upon the transfer of its assets to NBD Illinois in exchange for the consideration provided for in the Merger Agreement and the assumption by NBD Illinois of the liabilities of AmeriFed; (vii) no gain or loss will be recognized by the shareholders of AmeriFed who receive shares of NBD Common Stock in exchange for all of their shares of AmeriFed Common Stock, except to the extent of any cash received in lieu of a fractional share of NBD Common Stock; (viii) the basis of NBD Common Stock to be received by shareholders of AmeriFed will, in each instance, be the same as the basis of the shares of AmeriFed Common Stock surrendered in exchange therefor; (ix) the holding period of the NBD Common Stock received by shareholders of AmeriFed will, in each instance, include the holding period of the shares of AmeriFed Common Stock surrendered in exchange therefor, provided that AmeriFed Common Stock was, in each instance, held as a capital asset in the hands of the stockholders of AmeriFed on the Effective Date of Merger; and (x) the payments of cash in lieu of fractional share interests of NBD Common Stock will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.


     AmeriFed stockholders are urged to consult their tax advisors concerning the specific tax consequences to them of the Merger, including the applicability and effect of various state, local and foreign tax laws. See "PROPOSED MERGER -- Certain Federal Income Tax Consequences of the Merger" and "-- Conditions to the Merger."

STOCK EXCHANGE LISTING

     The NBD Common Stock is listed on the NYSE. NBD has agreed to cause the shares of NBD Common Stock to be issued in the Merger to be approved for listing on the NYSE. The obligation of each of NBD and AmeriFed to consummate the Merger is subject to approval for listing by the NYSE of such shares. See "PROPOSED MERGER -- Conditions to the Merger."

RESALES OF NBD COMMON STOCK

     The NBD Common Stock will be freely transferrable by the holders of such shares, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and ten percent or more shareholders) of AmeriFed or NBD under applicable federal securities laws. See "PROPOSED MERGER -- Resales of NBD Common Stock."

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "purchase" for accounting and financial reporting purposes. See "PROPOSED MERGER -- Accounting Treatment."

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     The Reorganization Agreement contains certain covenants, to which AmeriFed has agreed, regarding the business of AmeriFed prior to the Merger. The covenants remain in effect until the Effective Date of Merger or until the Agreements are terminated, and include, among other things, an agreement that AmeriFed and each of its subsidiaries will conduct its affairs in the ordinary course of business consistent with past and current practice, use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and to retain the services of its key officers and employees. See "PROPOSED MERGER -- Business of AmeriFed Pending the Merger."

COMPARISON OF STOCKHOLDER RIGHTS

     At the Effective Date of Merger, AmeriFed stockholders automatically will become stockholders of NBD and their rights as stockholders of NBD will be governed by Delaware General Corporation Law and by NBD's Certificate of Incorporation and Bylaws. The rights of stockholders of NBD differ from those of AmeriFed with respect to certain important matters, including, among others, the absence of a 10% voting limit and supermajority approval provisions in the NBD Certificate. See "COMPARATIVE RIGHTS OF HOLDERS OF CAPITAL STOCK OF AMERIFED AND NBD."

SELECTED FINANCIAL DATA

     The following tables set forth certain historical consolidated financial data for NBD for the five years ended December 31, 1993 and the six months ended June 30, 1994 and 1993, and for AmeriFed for the five years ended September 30, 1993 and the nine months ended June 30, 1994 and 1993. This information is based on, and should be read in conjunction with, the consolidated financial statements of NBD and AmeriFed, including applicable notes, as incorporated by reference herein. See "INFORMATION INCORPORATED BY REFERENCE." The financial data for the six months ended June 30, 1994 and 1993 for NBD, and for the nine months ended June 30, 1994 and 1993 for AmeriFed, reflect, in the opinion of the management of NBD and AmeriFed, respectively, all adjustments necessary for a fair presentation of such data. Results for these interim periods are not necessarily indicative of the results which may be expected for any other interim period or for the entire year.

                                      NBD



                                 SIX MONTHS ENDED JUNE 30                           YEAR ENDED DECEMBER 31
                                 -------------------------    -------------------------------------------------------------------
                                    1994          1993           1993          1992          1991          1990          1989
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATING RESULTS:
Interest Income................  $ 1,338,557   $ 1,325,732    $ 2,622,820   $ 2,843,797   $ 3,138,893   $ 3,320,312   $ 3,188,254
Interest Expense...............     (550,909)     (545,498)    (1,064,713)   (1,334,026)   (1,800,759)   (2,077,923)   (2,011,362)
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
Net Interest Income............      787,648       780,234      1,558,107     1,509,771     1,338,134     1,242,389     1,176,892
Provision for Possible Credit
  Losses.......................      (24,039)      (74,980)      (119,674)     (228,480)     (166,212)     (151,086)     (113,351)
Non-Interest Income............      272,698       288,163        585,383       529,208       473,027       412,339       391,444
Non-Interest Expenses..........     (654,628)     (647,160)    (1,321,840)   (1,338,119)   (1,161,127)   (1,055,774)   (1,006,631)
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
Income before Income Taxes.....      381,679       346,257        701,976       472,380       483,822       447,868       448,354
Income Tax Expense.............     (123,579)     (108,528)      (220,135)     (134,361)     (122,288)      (99,319)      (97,822)
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
Income before Extraordinary
  Item and Cumulative Effect of
  Accounting Change............      258,100       237,729        481,841       338,019       361,534       348,549       350,532
Extraordinary Item (Redemption
  of Debt).....................       (7,730)           --             --            --            --            --            --
Cumulative Effect of Accounting
  Change.......................       (7,885)        3,950          3,950       (37,885)           --            --            --
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
      Net Income...............  $   242,485   $   241,679    $   485,791   $   300,134   $   361,534   $   348,549   $   350,532
                                  ==========    ==========     ==========    ==========    ==========    ==========    ==========
Net Income Per Share (Primary):
  Income before Extraordinary
    Item and Cumulative Effect
    of Accounting Change.......  $      1.61   $      1.47    $      2.98   $      2.11   $      2.27   $      2.19   $      2.23
  Extraordinary Item
    (Redemption of Debt).......        (0.05)           --             --            --            --            --            --
  Cumulative Effect of
    Accounting Change..........        (0.05)         0.03           0.03         (0.24)           --            --            --
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
      Net Income...............  $      1.51   $      1.50    $      3.01   $      1.87   $      2.27   $      2.19   $      2.23
                                  ==========    ==========     ==========    ==========    ==========    ==========    ==========
Net Income Per Share (Fully
  Diluted):
  Income before Extraordinary
    Item and Cumulative Effect
    of Accounting Change.......  $      1.60   $      1.45    $      2.93   $      2.06   $      2.23   $      2.17   $      2.17
  Extraordinary Item
    (Redemption of Debt).......        (0.05)           --             --            --            --            --            --
  Cumulative Effect of
    Accounting Change..........        (0.05)         0.02           0.02         (0.22)           --            --            --
                                 -----------   -----------    -----------   -----------   -----------   -----------   -----------
      Net Income...............  $      1.50   $      1.47    $      2.95   $      1.84   $      2.23   $      2.17   $      2.17
                                  ==========    ==========     ==========    ==========    ==========    ==========    ==========
COMMON STOCK DATA:
Dividends Declared Per Share...  $      0.60   $      0.54    $      1.08   $      1.04   $      0.95   $      0.91   $      0.80
Book Value Per Share
  (Period-end).................        20.47         19.27          20.21         18.34         17.26         15.98         14.94
BALANCE SHEET DATA
  (PERIOD-END):
Shareholders' Equity...........  $ 3,250,143   $ 3,093,459    $ 3,248,599   $ 2,940,893   $ 2,716,137   $ 2,533,339   $ 2,345,997
Long-Term Debt.................    2,332,530     1,287,813      1,434,947       975,381       533,571       325,216       363,293
Total Assets...................   45,232,112    40,389,160     40,775,905    40,937,190    38,760,388    36,879,336    35,654,359
CAPITAL RATIOS (PERIOD-END):
Tier 1 Capital Ratio
  (Minimum -- 4%)..............         8.85%         8.89%          9.13%         8.48%         8.19%         8.26%           (a)
Total Capital Ratio
  (Minimum -- 8%)..............        12.53         12.85          13.61         12.01         10.68         10.16            (a)
Tier 1 Leverage Ratio
  (Minimum -- 3%)..............         6.80          6.97           7.33          6.46          6.24          6.30            (a)


- -------------------------

(a) The current regulatory capital adequacy requirements were not effective for years prior to 1990.

                                    AMERIFED



                                           NINE MONTHS
                                          ENDED JUNE 30                    YEAR ENDED SEPTEMBER 30
                                       -------------------   ----------------------------------------------------
                                         1994       1993       1993       1992     1991(A)    1990(A)    1989(A)
                                       --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATING RESULTS:
Interest Income......................  $ 43,805   $ 50,343   $ 66,175   $ 72,631   $ 74,032   $ 73,857   $ 73,057
Interest Expense.....................   (22,750)   (25,644)   (33,824)   (42,655)   (51,222)   (57,214)   (60,700)
                                       --------   --------   --------   --------   --------   --------   --------
Net Interest Income..................    21,055     24,699     32,351     29,976     22,810     16,643     12,357
Provision for Possible Loan Losses...         1     (1,559)    (1,765)    (1,508)    (2,283)      (558)       (45)
Securities Gains (Losses)............       446         --          2        119         --     (7,573)       (86)
Non-Interest Income..................     2,588      2,267      3,137      2,968      2,443      2,148      2,499
Non-Interest Expenses................   (15,397)   (13,654)   (18,069)   (18,911)   (16,250)   (13,727)   (12,275)
                                       --------   --------   --------   --------   --------   --------   --------
Income (Loss) before Income Taxes....     8,693     11,753     15,656     12,644      6,720     (3,067)     2,450
Income Tax (Expense) Benefit.........    (2,912)    (4,183)    (5,626)    (4,573)    (2,876)       873       (876)
                                       --------   --------   --------   --------   --------   --------   --------
Net Income (Loss)....................  $  5,781   $  7,570   $ 10,030   $  8,071   $  3,844   $ (2,194)  $  1,574
                                       =========  =========  =========  =========  =========  =========  =========
Net Income Per Share (Primary).......  $   1.76   $   2.24   $   2.98   $   2.45   $     (b)  $     (b)  $     (b)
                                       =========  =========  =========  =========  =========  =========  =========
Net Income Per Share (Fully
  Diluted)...........................  $   1.75   $   2.23   $   2.96   $   2.41   $     (b)  $     (b)  $     (b)
                                       =========  =========  =========  =========  =========  =========  =========
COMMON STOCK DATA:
Dividends Declared Per Share.........  $   0.60   $   1.45   $   1.60   $   0.50   $     (b)  $     (b)  $     (b)
Book Value Per Share (Period-end)....     28.54      27.64      28.33      26.53      24.35         (b)        (b)
BALANCE SHEET DATA (PERIOD-END):
Shareholders' Equity.................  $ 91,876   $ 84,568   $ 86,718   $ 85,440   $ 78,401   $ 48,092   $ 50,286
Long-Term Debt.......................    10,000     20,000     20,000     20,000     30,000     30,000     30,000
Total Assets.........................   896,687    887,028    893,174    899,027    875,781    802,463    821,903
CAPITAL RATIOS (PERIOD-END)(C):
Tangible Capital Ratio (Minimum --
  1.5%)..............................      7.95%      7.68%      7.84%      7.28%      6.60%      5.04%        (c)
Core Capital Ratio (Minimum -- 3%)...      7.95       7.68       7.84       7.28       6.60       5.04         (c)
Risk-Based Capital Ratio (Minimum --
  8%)................................     17.15      17.27      17.97      17.18      16.40      11.74         (c)


- -------------------------

(a) The information presented for 1991 reflects the October 10, 1991 initial public offering of AmeriFed Common Stock and the concurrent combination of AmeriFed Bank into AmeriFed as if they had occurred on September 30, 1991. Information presented for years prior to 1991 is that of AmeriFed Bank, as AmeriFed had no operations prior to 1991.



(b) The information for years prior to the year ended September 30, 1992 is not meaningful since the initial public offering and concurrent combination were completed on October 10, 1991.



(c) Capital ratios presented are for AmeriFed Bank. The current regulatory capital adequacy requirements were not effective for fiscal years prior to 1990.


MARKET VALUE OF SECURITIES


     The AmeriFed equivalent per share market value shown in the following table is calculated on the basis that one share of AmeriFed Common Stock is equivalent to approximately 1.44 shares of NBD Common Stock. The assumed exchange ratio is based on the number of shares of fully diluted AmeriFed Common Stock outstanding at June 30, 1994, the fixed transaction price of $45.00 per share of AmeriFed Common Stock, and the average closing price of NBD Common Stock over a five day trading period ending June 30, 1994 ($31.30). The actual Exchange Ratio will be determined based on the average closing price per share of

NBD Common Stock for the five trading days ending on the fifth trading day prior to the Effective Date of Merger.


                                                                      NBD                AMERIFED
                                                                   ----------    ------------------------
                                                                   HISTORICAL    HISTORICAL    EQUIVALENT
                                                                     BASIS         BASIS       PER SHARE
                                                                   ----------    ----------    ----------
Market value of Common Stock at the close of business on last trading day preceding public announcement of the proposed
  Merger (March 22, 1994).......................................     $28 3/4       $32 3/4       $41 3/8


COMPARATIVE PER SHARE DATA (UNAUDITED)

     The following table presents NBD's historical and pro forma per share data as well as AmeriFed's historical and equivalent pro forma per share data. The information is based on the historical financial statements of NBD and AmeriFed. The pro forma data do not purport to be indicative of the results of future operations or the combined results that would have occurred had the Merger been consummated at the beginning of the period presented. The pro forma data give effect to the Merger and are based on numerous assumptions and estimates. The pro forma data have been included as required by the rules of the Commission and are provided for comparative purposes only. The information presented below should be read in conjunction with other unaudited financial information included elsewhere in this Proxy Statement-Prospectus, and with the separate consolidated financial statements of NBD and AmeriFed, including applicable notes, incorporated by reference herein.


                                                                                          AMERIFED
                                                                NBD              ---------------------------
                                                       ----------------------                     EQUIVALENT
                                                                       PRO                           PRO
                                                       HISTORICAL    FORMA(A)    HISTORICAL(B)     FORMA(A)
                                                       ----------    --------    -------------    ----------
Per Share:
  Book Value -- June 30, 1994.......................     $20.47       $20.60        $ 28.54         $29.66
              -- December 31, 1993..................      20.21        20.21          28.79          29.91
  Income before Extraordinary Item and Accounting
     Change --
  Six Months Ended June 30, 1994:
       Primary......................................       1.61         1.59           1.29           2.29
       Fully Diluted................................       1.60         1.57           1.28           2.26
  Year Ended December 31, 1993:
       Primary......................................       2.98         2.96           2.98           4.38
       Fully Diluted................................       2.93         2.90           2.96           4.29
Cash Dividends Declared (Common) --
  Six Months Ended June 30, 1994....................       0.60         0.60           0.40           0.86
  Year Ended December 31, 1993......................       1.08         1.08           1.60           1.60


- -------------------------

(a) The pro forma computations assume that for each share of AmeriFed Common Stock outstanding the AmeriFed stockholders would receive approximately
     1.44 shares of NBD Common Stock at June 30, 1994, and approximately 1.48 shares of NBD Common Stock at December 31, 1993. The assumed exchange ratios are based on the number of shares of fully diluted AmeriFed Common Stock outstanding at June 30, 1994, and December 31, 1993, respectively, the fixed transaction price of $45.00 per share of AmeriFed Common Stock, and the average closing price of NBD Common Stock over a five day trading period ending June 30, 1994 ($31.30) and December 31, 1993 ($30.45),
     respectively.


(b) The historical Income and Cash Dividends Declared for AmeriFed are for the six months ended March 31, 1994, and the fiscal year ended September 30, 1993.

RECENT FINANCIAL DEVELOPMENTS


     NBD. NBD earned net income of $390.1 million, or $2.44 per share, for the nine months ended September 30, 1994, compared with net income of $366.8 million, or $2.27 per share, for the nine months ended September 30, 1993. Operating earnings, or income before the effects of an extraordinary item and accounting changes, were $405.8 million, or $2.54 per share, and $362.9 million, or $2.24 per share, for the nine months ended September 30, 1994 and 1993, respectively.

     Total assets were $45.6 billion and $40.4 billion at September 30, 1994 and 1993, respectively, and total deposits were $30.5 billion and $29.4 billion. Total loans and leases were $27.9 billion at September 30, 1994, and the ratio of nonperforming loans to total loans was 0.64%, compared with total loans and leases of $25.3 billion and a ratio of nonperforming loans to total loans of 1.22% at September 30, 1993.



     Shareholders' equity totaled $3.3 billion at September 30, 1994, compared with $3.2 billion at September 30, 1993. NBD's Tier 1 Capital Ratio was 8.63% at September 30, 1994, the Total Capital Ratio was 12.18% and the Tier 1 Leverage Ratio was 6.82%.



     The above financial information was derived from unaudited financial statements and include, in the opinion of NBD management, all normal recurring adjustments necessary for a fair presentation. The financial information is not necessarily indicative of the results that may be expected for the full year or any other interim period.



     AmeriFed. AmeriFed earned net income of $7.7 million, or $2.33 per share, for the fiscal year ended September 30, 1994, compared to $10.0 million, or $2.98 per share, for the fiscal year ended September 30, 1993. Net income for the fourth quarter was $1.9 million, or $0.57 per share, compared to $2.5 million, or $0.75 per share, for the fourth quarter ended September 30, 1993.



     Net interest income decreased to $28.5 million for fiscal year 1994 compared to $32.4 million for fiscal 1993. Interest income decreased to $59.1 million compared to $66.2 million for the year ended September 30, 1993. The decrease in interest income for fiscal year 1994 is largely due to a decline in the average yield on interest earning assets to 6.85% for 1994 from 7.63% in 1993 as a result of loan refinancings and securities at lower yields and shorter maturities. Net interest income for the fourth quarter was $7.4 million compared to $7.7 million for the year ago quarter. Likewise, the average yield on interest earning assets of 6.97% for the fourth quarter was lower compared to 7.31% for the year ago quarter. Interest expense also decreased to $30.6 million for the year ended September 30, 1994 from $33.8 million for the year ended September 30, 1993. The average cost of funds for fiscal 1994 decreased to 4.04% from 4.41% in 1993. The average cost of funds for the fourth quarter in 1994 was 4.10% compared to 4.27% for the 1993 quarter. For the year ended September 30, 1994, non-interest income, excluding securities transactions, totaled $3.6 million compared to $3.1 million for 1993, an increase of 14.9%. The increase was largely due to the $669,000, or 51%, increase in deposit service charge income resulting from an increased checking base and revisions in deposit services pricing methods and schedules, which was partially offset by a reduction in brokerage and insurance commissions and decreased gains from the sale of fixed rate mortgage loans in the secondary market.



     Non-interest expenses increased to $20.8 million for the year ended September 30, 1994, compared to $18.1 million for the year ended September 30, 1993. Salary and benefits increased approximately $860,000 partially as a result of increased compensation expense due to additional loan origination staff and increased costs for employee health insurance and other benefits in 1994 compared to 1993. Federal deposit insurance premiums increased approximately $337,000, primarily as a result of an increased deposit base. Merger related costs of $560,000 were incurred. Marketing costs increased approximately $431,000 due to increased promotion of checking and consumer loans products.



     Asset quality continued to exceed the national averages. Non-performing loans to total gross loans decreased to .54% at September 30, 1994, compared to .91% at September 30, 1993. The allowance for loan losses at September 30, 1994 was $4.5 million, or 150.95% of non-performing loans and .84% of net loans as compared to $5.4 million or 120.85% and 1.14% respectively at September 30, 1993.



     The consolidated capital of AmeriFed at September 30, 1994 stood at $93.1 million (10.23% of total assets), or $28.90 per share. Consolidated tangible capital represented 9.78% of total assets, or $27.64 per share.



     The above unaudited selected financial information of AmeriFed is derived in part from the unaudited Consolidated Financial Statements of AmeriFed, which are incorporated herein by reference to a subsequently filed Form 8-K, and includes, in the opinion of AmeriFed management, all recurring adjustments necessary for a fair presentation.

                              MEETING INFORMATION

INTRODUCTION

     This Proxy Statement-Prospectus is being furnished to the stockholders of AmeriFed in connection with the solicitation of proxies by the AmeriFed Board for use at the Special Meeting. The Special Meeting will be held on December 9, 1994 at 3:00 p.m., local time, at the White Eagle Golf Club, 3400 Club Drive, Naperville, Illinois 60564

PURPOSE

     The Special Meeting will be held for the purpose of considering and voting upon a proposal to approve the Merger Agreement and to transact any and all other business that may properly come before the Special Meeting.

VOTING RIGHTS AND RECORD DATE


     Only holders of record of AmeriFed Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. On the Record Date, 3,220,333 shares of AmeriFed Common Stock were issued and outstanding. Approximately 459,356 shares (constituting approximately 14.3% of the outstanding shares of AmeriFed Common Stock excluding currently exercisable options) were beneficially owned by directors and executive officers of AmeriFed and their affiliates on the Record Date. An unrelated corporate trustee of the AmeriFed ESOP owned 224,702 shares of AmeriFed Common Stock on the Record Date (constituting approximately 6.98% of the outstanding shares). Pursuant to the terms of the ESOP, shares held by the ESOP that are allocated to the accounts of the ESOP participants shall be voted by the ESOP trustee as directed by such participants. Shares held by the ESOP that are currently unallocated shall be voted by the ESOP trustee proportionate to the directions given by ESOP participants with respect to allocated shares so long as such vote is in accordance with the provisions of ERISA.


     Each holder of record of shares of AmeriFed Common Stock on the Record Date will be entitled to one vote for each share registered in his or her name on each matter presented to a vote of the stockholders at the Special Meeting, except as described below. As provided in AmeriFed's Certificate of Incorporation, recordholders of AmeriFed Common Stock who beneficially own in excess of 10% of the outstanding shares of AmeriFed Common Stock (the "Limit") are not entitled to any vote in respect to the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as persons acting in concert with, such person or entity.


     The presence, in person or by proxy, of a majority of the outstanding shares of AmeriFed Common Stock entitled to vote (after subtracting any shares in excess of the Limit) is necessary to constitute a quorum of the shareholders in order to take action at the Special Meeting. For these purposes, shares of AmeriFed Common Stock which are present or represented by proxy at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Merger Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority. Once a quorum is established, approval of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of AmeriFed Common Stock. FOR VOTING PURPOSES THEREFOR, ABSTENTIONS AND "BROKER NON-VOTES" WILL HAVE THE SAME EFFECT AS VOTES AGAINST THE MERGER AGREEMENT.


VOTING AND REVOCATION OF PROXIES

     Any stockholder giving a proxy prior to the Special Meeting has the right to revoke it prior to its exercise by executing and delivering a later-dated proxy, by delivering a written notice of revocation to the Secretary of AmeriFed, or by attending the Special Meeting and voting in person. ALL PROXIES WILL BE VOTED IN ACCORDANCE WITH THE DIRECTIONS OF THE STOCKHOLDER EXECUTING SUCH PROXY AND, TO THE EXTENT NO DIRECTIONS ARE GIVEN, WILL BE VOTED "FOR" APPROVAL OF THE MERGER AGREEMENT.

SOLICITATION OF PROXIES

     The enclosed proxy is being solicited by the AmeriFed Board for use in connection with its Special Meeting. AmeriFed will bear its own expenses in connection with the solicitation of proxies for its Special Meeting, except that NBD shall pay the cost incurred in printing this Proxy Statement-Prospectus.

     In addition to solicitation of proxies by use of the mails, Kissel Blake, a proxy solicitation firm, will assist AmeriFed in soliciting proxies for the Special Meeting and will be paid a fee estimated to be $4,500, plus out-of-pocket expenses. Directors, officers and regular employees of AmeriFed and its subsidiaries may also make solicitations of proxies of stockholders either personally or by telephone, telegram or other forms of communication. These persons will not be specifically compensated for soliciting proxies. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to the beneficial owners of shares of AmeriFed Common Stock held of record by such persons, and AmeriFed will reimburse them for their charges and expenses.

                                PROPOSED MERGER

     This section of the Proxy Statement-Prospectus describes the material features of the Agreements and the transactions contemplated thereunder. The Merger Agreement sets forth the terms upon which the Merger, if consummated, will be effected. The Reorganization Agreement sets forth various representations, warranties and covenants of the parties relating to the consummation of the Merger as well as the conditions which must be satisfied for the Merger to be completed. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreements. All stockholders are urged to read the Merger Agreement, which is set forth as Appendix A to this Proxy Statement-Prospectus, in its entirety. A COPY OF THE REORGANIZATION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY OF AMERIFED, OR DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY OF NBD, AT THEIR RESPECTIVE ADDRESSES INDICATED UNDER "AVAILABLE INFORMATION".

GENERAL


     Under the terms of the Merger Agreement, AmeriFed will be merged with and into NBD Illinois, a wholly-owned subsidiary holding company of NBD. Pursuant to the Subsidiary Bank Merger, it is intended that immediately following the Merger, AmeriFed Bank will merge with and into NBD Bank, a wholly-owned subsidiary of NBD Illinois. If the proposed Merger is consummated, each share of AmeriFed Common Stock will be converted into and be exchangeable for the number of shares of NBD Common Stock equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the NYSE Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger.


BACKGROUND OF THE MERGER

     Originally chartered in 1934, AmeriFed Bank converted to a stock form of organization and formed AmeriFed as its holding company in 1991. The period subsequent to the conversion has been one of continued and substantial change in the banking industry, characterized by heightened regulatory scrutiny, and intensifying competition and consolidation. Management of AmeriFed and the AmeriFed Board focused on these changes and sought to best position AmeriFed and its stockholders.

     In light of an unsolicited expression of interest in AmeriFed from another institution, the AmeriFed Board, in August of 1993, appointed a committee (the "Committee") to evaluate the position AmeriFed should take in reference to possible mergers, acquisitions and combinations, and in general any efforts which might enhance stockholder value. After discussing with legal counsel the considerations in selling AmeriFed and hearing presentations from several financial advisory firms, the AmeriFed Board engaged The Chicago

Corporation in October of 1993 to render general financial advisory services as well as merger and acquisition services to AmeriFed. The Chicago Corporation prepared confidential information packets regarding AmeriFed, which were distributed to potential buyers, and met with certain prospective buyers.

     From October of 1993 until March 1994, AmeriFed received several preliminary indications of interest from other entities concerning the possibility of pursuing a merger with or acquisition of AmeriFed. Other than with respect to those matters discussed below, these indications of interest were informal in nature and no formal offers resulted therefrom. All indications of interest were analyzed by AmeriFed's financial advisor and were presented by the senior management of AmeriFed to the Committee for review and analysis. Each of these indications of interest was rejected by AmeriFed for a variety of reasons, including the proposed range of consideration being discussed, the timing of the offer, the pre-existing economic and market conditions, and the proposed structure of the transaction.

     One such indication of interest came from NBD in February 1994. At that time, AmeriFed's Chief Executive Officer, Robert B. Breidert, met with representatives of NBD concerning NBD's interest in pursuing a possible acquisition of AmeriFed. In the same time period, other such indications of interest came from other bank holding companies about exploring the possibility of acquiring AmeriFed. Members of senior management met with representatives of NBD and the other institutions to discuss the terms of the proposed acquisitions. On February 23, 1994, the Committee discussed NBD's indication of interest as well as other indications of interest and allowed senior management to go forward with further discussions. As a result of these discussions, NBD and two other institutions performed preliminary due diligence, and NBD and one of the other institutions submitted draft merger agreements regarding the structure and terms of the proposed acquisitions.

     On March 23, 1994, the AmeriFed Board met to evaluate the proposals from NBD and the other institution. At the meeting, a report was presented by The Chicago Corporation regarding the two proposals and the proposed acquirors. The Chicago Corporation representatives discussed the financial terms of the two proposals, a description of the historical market prices of the institutions, a comparison of the financial and market performance of AmeriFed to that of a group of savings institutions in the Midwest, a comparison of each institution's proposal to numerous recent transactions, an analysis of each institution's financial ability to acquire AmeriFed relative to certain other banking institutions and an analysis of the range of potential values of AmeriFed Common Stock. Legal counsel, which was also present, discussed the AmeriFed Board's fiduciary obligations in connection with the merger or acquisition of AmeriFed. Members of senior management of AmeriFed, together with its legal and financial advisors, reviewed with the AmeriFed Board, among other things, the background and potential benefits of the transaction, including the strategic rationale for the transaction. Of particular importance to the AmeriFed Board was the fact that NBD's offer included a fixed price with a variable exchange ratio which was not limited by any caps or collars (i.e. no maximum or minimum exchange ratio at which the transaction would be restructured). At such time, The Chicago Corporation rendered oral advice as to the fairness of the NBD consideration, from a financial point of view, to be paid to holders of AmeriFed Common Stock. Following further discussion, the AmeriFed Board unanimously approved the Merger with NBD and authorized Mr. Breidert to execute the Agreements after review and approval by legal counsel. Subsequently, the Agreements were executed and a press release was issued that same day announcing the Merger.

REASONS FOR THE MERGER


     The AmeriFed Board, with the assistance of outside financial and legal advisors, has evaluated the financial, legal and market conditions bearing on the decision to recommend the Merger. The terms of the Merger, including the price, are a result of arm's-length negotiations between representatives of AmeriFed and NBD. In reaching its determination that the Merger Agreement is fair to, and in the best interest of,

AmeriFed and holders of AmeriFed Common Stock, the AmeriFed Board considered a number of factors, both from a short and long-term perspective, including, without limitation, the following:

          (i) the AmeriFed Board's familiarity with and review of AmeriFed's business, financial condition, results of operations, management, prospects, including, but not limited to, its potential growth, development, productivity and profitability, and the business risks associated therewith;

          (ii) the current and prospective environment in which AmeriFed operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry, particularly in AmeriFed's market area;

          (iii) information concerning the business, operations, asset quality and prospects of NBD, including recent acquisitions and the recent performance of NBD Common Stock;

          (iv) the oral and written presentation and oral opinion of AmeriFed's financial advisor, The Chicago Corporation, that the consideration was fair to the holders of AmeriFed Common Stock from a financial point of view;

          (v) the financial and other significant terms of the NBD offer compared to the other offer;

          (vi) the potential upside value offered in connection with the NBD offer compared to the other offer, and downside protection associated with the NBD offer compared to the other offer;

          (vii) the review by the AmeriFed Board with its legal and financial advisors of the provisions of the proposed Agreements;

          (viii) AmeriFed Board's belief that the terms of the proposed Merger with NBD were attractive in that they would allow AmeriFed stockholders to receive stock in the Merger, thus permitting stockholders to defer any tax liability associated with the increase in the value of their stock as a result of the Merger and to become stockholders in NBD, an institution with strong operations, management and earnings performance.

          (ix) the expectation that NBD will continue to provide quality service to the community and customers served by AmeriFed;

          (x) the compatibility of the respective business and management philosophies of AmeriFed and NBD;

          (xi) the broad range of products and services, as well as greater convenience, which will be afforded AmeriFed customers as a result of the Merger; and

          (xii) the alternative strategic courses available to AmeriFed, including remaining independent or exploring other indications of interest from other potential acquirors.

     THE IMPORTANCE OF THESE FACTORS RELATIVE TO ONE ANOTHER CANNOT PRECISELY BE DETERMINED OR STATED HEREIN. THE AMERIFED BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT AMERIFED STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

EFFECTIVE DATE OF MERGER

     The Merger will be consummated at the close of business on the date specified in a Certificate of Merger filed in accordance with the Delaware General Corporation Law. The date on which the Merger will be consummated is referred to herein as the "Effective Date of Merger." The Reorganization Agreement provides that the Merger shall not be consummated prior to January 1, 1995. It is anticipated that if the stockholders of AmeriFed approve the Merger Agreement at the Special Meeting and the approvals of all requisite government regulatory authorities are obtained, the Effective Date of Merger will be early in the first quarter of 1995, provided that the Agreements are not terminated prior to such date. See "PROPOSED MERGER -- Conditions to the Merger" and "-- Termination, Amendment and Waiver."

OPINION OF FINANCIAL ADVISOR TO AMERIFED

     The Chicago Corporation has delivered its written opinion to the AmeriFed Board that, based upon and subject to the various considerations set forth in the opinion dated October 24, 1994, the consideration being received by AmeriFed stockholders in the Merger is fair from a financial point of view to AmeriFed's stockholders as of the date of its opinion. At each stage of The Chicago Corporation's engagement, the AmeriFed Board carefully and thoroughly reviewed the materials and presentations of The Chicago Corporation and made inquiries of The Chicago Corporation personnel as to the methodology and the assumptions utilized in its analysis. No limitations were imposed by the AmeriFed Board upon The Chicago Corporation with respect to the investigations made or procedures followed by it in rendering its opinion.

     The full text of the opinion of The Chicago Corporation, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. AmeriFed stockholders are urged to read the opinion.

     The Chicago Corporation's opinion is directed only to the consideration to be received in the Merger and does not constitute a recommendation to any AmeriFed stockholders as to how such stockholder should vote at the Special Meeting. The summary of the opinion of The Chicago Corporation set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of such opinion attached hereto as Appendix B.

     AmeriFed retained The Chicago Corporation as its financial advisor on the basis of the firm's reputation, experience and familiarity with the banking industry and with merger and acquisition transactions. As part of its investment banking business, The Chicago Corporation is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuation for corporate and other purposes.

     During the course of its engagement, and as a basis for arriving at its opinion, The Chicago Corporation reviewed and analyzed material bearing upon the financial and operating condition of AmeriFed and NBD and material prepared in connection with the Merger, as follows: (i) the Merger Agreement; (ii) publicly available information concerning AmeriFed and NBD, consisting of required regulatory financial statements and Consolidated Reports of Condition and Income for each of the last five fiscal years; (iii) the nature and terms of recent sale and merger transactions involving thrift and bank holding companies that The Chicago Corporation considered reasonably similar to AmeriFed and NBD in size, financial character, operating character, historical performance and geographic market; (iv) historical and current market data for AmeriFed Common Stock and NBD Common Stock and financial and other information provided to The Chicago Corporation by the managements of AmeriFed and NBD, consisting of loan review and asset quality information, asset-liability management information, subsidiary bank performance and management reports, and budget and planning information; and (v) the Registration Statement and this Proxy Statement-Prospectus. These analyses are discussed in more detail below. In addition, The Chicago Corporation conducted meetings with members of senior management of AmeriFed and NBD for the purpose of reviewing the future prospects of AmeriFed and NBD. The Chicago Corporation evaluated the pro forma ownership of NBD Common Stock by AmeriFed stockholders, relative to the pro forma contribution of AmeriFed's assets, liabilities, equity and earnings of the proposed combined company. The Chicago Corporation also took into account its experience in other transactions, as well as its knowledge of the banking industry and its general experience in securities valuations. In rendering its opinion, The Chicago Corporation assumed without independent verification, the accuracy and completeness of the financial and other information and representations provided to it by AmeriFed and NBD.

     The following is a summary of the material terms considered and the analyses performed by The Chicago Corporation in rendering its opinion during the course of its engagement in connection with its October 24, 1994 opinion.

     Net Present Value Analysis. The Chicago Corporation prepared a net present value analysis which indicated theoretical values for AmeriFed based on return on average assets ranging between 1.00% and 1.25% and asset growth rates ranging between 2.00% and 10.00%. The results of this analysis indicated a range of theoretical values for AmeriFed between $25.13 per share (1.00% return on average assets; 2.00% asset growth rate) and $40.17 per share (1.25% return on average assets; 10.00% asset growth rate). With a return on average assets of 1.00%, which approximated AmeriFed's recent historical performance, theoretical values ranged from $25.13, (2.00% asset growth rate) to $32.21 (10.00% asset growth rate). At an asset growth rate of 2.00%, which approximated AmeriFed's recent historical performance, theoretical values ranged from $25.13 (1.00% return on average assets) to $31.31 (1.25% return on average assets). The nominal value of the offer from NBD based on the five-day closing average for NBD Common Stock on October 24, 1994 of $29.65 was $45.00.



     Contribution Analysis. The Chicago Corporation prepared a contribution analysis showing the percentages of assets, deposits, common equity, 1993 and estimated 1994 and 1995 net income contributed to the combined company on a pro forma basis by AmeriFed and NBD, and compared these percentages to the pro forma ownership of NBD. This analysis showed that AmeriFed, as of September 30, 1994, would contribute 1.96% of pro forma consolidated total assets, 2.54% of deposits, 2.78% of common equity, 2.03% of 1993 net income, 1.51% of estimated 1994 net income and 1.63% of estimated 1995 net income. Based on the NBD offer, stockholders of AmeriFed would own approximately 3.18% of the pro forma outstanding NBD Common Stock.



     Comparable Transaction Analysis. The Chicago Corporation reviewed selected comparable merger and acquisition transactions. The following merger transactions were reviewed based on publicly available data (the acquiror is named first and italicized, followed by the seller): Firstar Corp., Investors Bank Corp.; First Bancorporation of Ohio, Civista Corp.; Fifth Third Bancorp, Cumberland Federal; Standard Federal Bank, Heritage Bancorp; Huntington Bancshares, Railroadmen's FSLA; TCF Financial Corp., Great Lakes Bancorp; Mid-Am, Inc., Security First Corp.; Mercantile Bancorp, UNSL Financial Corp.; First of America Bank Corporation, LGF Bancorp, Inc.; First Bancorporation of Ohio, Great Northern Financial; Roosevelt Bancorp, Home Federal Bancorp of MO; Mercantile Bancorp, United Postal Bancorp; Fourth Financial Corp., Great Southern Bancorp; and Fifth Third Bancorp, TriState Bancorp.



     Transactions were selected on the basis of comparability of transaction value and the perceived comparability of the markets served by the acquired institutions to those of AmeriFed. For the comparable transactions, the multiple of price to trailing 12 months earnings ranged from 7.41 to 20.05 with an average of 14.30. At September 30, 1994, the NBD proposed purchase price represented a multiple of trailing 12 months earnings of 18.00.



     For the comparable transactions, the percentage of purchase price to book value ranged from 152.06% to 218.60% with an average of 177.71%. The NBD offer to AmeriFed represented a percentage to September 30, 1994 book value of 157.67%.



     Financial Implications to AmeriFed Stockholders. The Chicago Corporation prepared an analysis of the financial implications of the NBD offer to an AmeriFed stockholder. This analysis indicated that on a pro forma equivalent basis a stockholder of AmeriFed would achieve an increase in earnings per share, an increase in per share dividends and an increase in book value per share as a result of the consummation of the Merger.



     Comparative Stockholder Returns. The Chicago Corporation presented an analysis of comparative theoretical stockholder returns for several scenarios, including AmeriFed remaining independent, AmeriFed being acquired in 1997 and AmeriFed being acquired in 1994 by NBD. This analysis, which was based on projected dividend streams and projected 1997 common stock valuations (using current price-to-earnings multiples), indicated total stockholder returns of 8.35% for AmeriFed remaining independent, 15.79% for a merger in 1997 and 25.24% based on the acceptance of NBD's offer in 1994. The Chicago Corporation also prepared an analysis of the possible pricing of a merger transaction with certain other thrift and bank holding companies using estimated 1995 net income for AmeriFed and stock prices of selected companies assuming no earnings per share dilution for the buyer, a 30% reduction in non-interest expenses due to operating efficiencies and a 100% stock transaction without share repurchases by the acquiror. The holding companies reviewed included: BankAmerica Corp.; NationsBank Corp.; Banc One Corporation; First Union Corp.; First Chicago Corp.; Norwest Corporation; NBD Bancorp, Inc.; National City Corp.; Comerica Inc.; First Bank System, Inc.; First of America Bank Corp.; Huntington Bancshares; Firstar Corporation; Fifth Third Bancorp;

Michigan National Corp.; Old Kent Financial; Marshall & Ilsley Corp.; First Midwest Bancorp; AMCORE Financial, Inc.; Firstbank of Illinois Co.; and River Forest Bancorp.



     Given the assumptions, the analysis indicated that these companies could pay a high of $52.28 per share and a low of $27.76 per share for all of the shares of AmeriFed.



     Comparable Company Analysis. The Chicago Corporation compared the market price, market-to-book value and price-to-earnings multiples of NBD Common Stock with the individual market multiples and averages of the following selected comparable companies which it deemed to be reasonably similar to NBD in size, financial character, operating character, historical performance and/or geographic market: Banc One Corporation; Norwest Corporation; Comerica Incorporated; National City Corporation; First Bank System, Inc.; First of America Bank Corp.; Huntington Bancshares Inc.; Fifth Third Bancorp; Firstar Corporation; and Old Kent Financial.


     This analysis indicated that NBD Common Stock sold at a price of 1.44 times the September 30, 1994 book value and the comparables sold at an average price of 1.72 times book value. NBD Common Stock sold at a multiple of price to trailing 12 months earnings of 9.5, while the comparable group average price-to-earnings multiple was 10.3.

     The summary of The Chicago Corporation analysis set forth above is a fair summary thereof but does not propose to be a complete description of the presentations by The Chicago Corporation to the AmeriFed Board. The Chicago Corporation believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of analysis, without considering all factors and analyses, could create an incomplete view of the process by which a fairness opinion is rendered. In connection with its analyses, The Chicago Corporation assumed that there would be no material adverse change in general economic, business, market and/or regulatory conditions, all of which are beyond the control of NBD and AmeriFed. The analyses performed by The Chicago Corporation are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses.

     Fees and Indemnification. The fees due to The Chicago Corporation under the agreement between The Chicago Corporation and AmeriFed ("The Chicago Corporation Agreement") are payable by AmeriFed as follows: $25,000 at the date of execution of The Chicago Corporation Agreement, a cash fee equal to 0.30% of the total consideration of the transaction payable at the time a definitive agreement is signed and a cash fee equal to 0.80% of the total consideration of the transaction (less the $25,000 and the fee payable on the signing of a definitive agreement) payable at the closing.

     In addition to such fees, AmeriFed has agreed to reimburse The Chicago Corporation for all reasonable out-of-pocket expenses and will pay to The Chicago Corporation a fee of $1,500 per day for preparation and court appearances should The Chicago Corporation be called upon in any legal proceeding to deliver expert testimony with regard to the fairness opinion. AmeriFed has also agreed to indemnify The Chicago Corporation, its officers, directors, agents, employees and certain controlling persons from and against any losses, claims, damages and liabilities in connection with or arising out of the transactions or services referred to in The Chicago Corporation Agreement. This indemnification is subject to certain conditions and procedures set forth in an indemnification agreement between AmeriFed and The Chicago Corporation.

CONSIDERATION FOR SHARES

     The rate of exchange and general terms of the Agreements were arrived at through arms-length negotiations between NBD and AmeriFed.

     NBD Common Stock in the Merger. Upon consummation of the Merger, each outstanding share of AmeriFed Common Stock (other than shares owned by NBD, NBD Illinois or AmeriFed, which will be cancelled) will be automatically converted and exchanged for a number of shares of NBD Common Stock equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the NYSE Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger, as defined in the Merger Agreement.

     Cash in Lieu of Fractional Shares. Each holder of a certificate or certificates representing shares of AmeriFed Common Stock who would otherwise have been entitled to receive a fraction of a share of NBD Common Stock (after taking into account all AmeriFed Common Stock represented by such certificate or certificates then delivered by such holder) shall receive, in lieu thereof, an amount of cash (without interest) determined by multiplying such fraction by the average closing price of a whole share of NBD Common Stock on the NYSE Composite Tape during the five trading days ending on the fifth trading day prior to the Effective Date of Merger.

DELIVERY OF NBD COMMON STOCK

     As promptly as practicable after the Effective Time of the Merger, NBD will cause appropriate transmittal materials to be mailed to each AmeriFed stockholder of record on the Effective Date of Merger for the purpose of exchanging his or her share certificates. NBD or State Street Bank and Trust Company, as exchange agent (the "Exchange Agent"), will mail or deliver to each former AmeriFed stockholder whose shares have been converted into NBD Common Stock and who has surrendered his or her certificates representing AmeriFed Common Stock, a certificate or certificates representing the number of whole shares of NBD Common Stock to which the stockholder is entitled plus a check in the amount of cash paid in lieu of fractional shares. The Merger Agreement provides that after the Effective Date of Merger and until AmeriFed Common Stock certificates are exchanged, no dividend payable with respect to NBD Common Stock will be paid to the holders of certificates previously representing AmeriFed Common Stock. Upon exchange of such certificates, however, there will be paid the amount (without interest and less the amount of taxes, if any, which may have been imposed or paid thereon) of all dividends, if any, which shall have been declared and paid after the Effective Date of Merger with respect to the shares of NBD Common Stock issuable under the Merger Agreement in respect of the AmeriFed Common Stock represented by such surrendered certificates. To avoid backup Federal income tax withholding on payments made to them, stockholders of AmeriFed will be required to furnish their taxpayer identification numbers and appropriate certifications to the Exchange Agent on the transmittal form.

     After the Effective Date of Merger, there will be no further transfer on the books of AmeriFed of certificates theretofore representing AmeriFed Common Stock and, if such certificates are presented for transfer, they will be cancelled against delivery of certificates for NBD Common Stock as described herein.

     CERTIFICATES FOR AMERIFED COMMON STOCK SHOULD NOT BE SENT TO THE EXCHANGE AGENT AT THIS TIME, BUT ONLY WHEN A STOCKHOLDER HAS RECEIVED A TRANSMITTAL FORM.

     Shares of NBD Common Stock issued and outstanding immediately prior to the Effective Date of Merger will remain issued and outstanding and will be unaffected by the Merger, and holders of such NBD Common Stock will not be required to exchange the certificates evidencing such stock or take any other action by reason of the consummation of the Merger.

SOURCE OF NBD COMMON STOCK

     The shares of NBD Common Stock that will be utilized in the Merger may be authorized and unissued shares and/or treasury shares. At the time of the announcement of execution of the Agreements, NBD also announced its intention to repurchase the number of shares of NBD Common Stock to be exchanged in the Merger, and that repurchase program is substantially complete. All such repurchases have and shall comply with the requirements of the Commission, the NYSE and applicable regulatory authorities. In addition, the Merger Agreement prohibits such repurchases during the 30-day period prior to the Effective Date of Merger.

CONDITIONS TO THE MERGER

     The Reorganization Agreement sets forth various representations, warranties and covenants of the parties relating to the consummation of the Merger, conditions which must be satisfied before the Merger may be consummated and grounds for termination of the Merger, as discussed below. The representations and warranties include, among other things, the parties' organization, financial condition, capitalization, pending and threatened litigation and enforceability of the Merger Agreement. The obligations of NBD, NBD Illinois and AmeriFed to cause the Merger to be consummated are subject to the following conditions, among others: (i) approval of the Merger Agreement by the stockholders of AmeriFed; (ii) approval of the Merger by all requisite government regulatory authorities without any conditions which in the reasonable opinions of NBD and AmeriFed are materially adverse, and such approvals have not been withdrawn or stayed, and all statutory waiting periods have expired; (iii) delivery of officers' certificates by each party certifying as to representations and warranties made by each party; (iv) delivery of certain legal opinions, including a favorable tax opinion; (v) the Registration Statement, of which this Proxy Statement-Prospectus is a part, is declared effective under the Securities Act of 1933, as amended and no stop order has been issued or threatened; (vi) neither NBD nor AmeriFed is subject to any order or decree of a court or agency of competent jurisdiction enjoining or prohibiting the Merger; (vii) the shares of NBD Stock to be delivered to AmeriFed shareholders pursuant to the Merger are approved for listing on the NYSE; and (viii) an opinion has been received by AmeriFed from The Chicago Corporation to the effect that consideration received by AmeriFed stockholders in the Merger is fair from a financial point of view.


REGULATORY MATTERS

     Bank holding companies (such as NBD and NBD Illinois), savings and loan holding companies (such as AmeriFed), and their respective depository institution subsidiaries (including NBD Bank and AmeriFed Bank, respectively) are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these are laws and regulations requiring prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the Merger and the Subsidiary Bank Merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation, and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Forms 10-K of each of NBD and AmeriFed incorporated by reference herein. See "AVAILABLE INFORMATION" and "INFORMATION INCORPORATED BY REFERENCE." Those summaries are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on recently enacted and future legislation and action by regulatory agencies. As an example, recently enacted legislation would, among other things, permit nationwide interstate bank acquisitions in one year and nationwide interstate branching in three years, subject in the case of branching to the right of states to "opt out" of the legislation.


     Applications for approval of the Merger and/or the Subsidiary Bank Merger have been submitted to the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Bank of Chicago (the "FRB"), the Office of Thrift Supervision ("OTS"), and the Illinois Commissioner of Banks and Trust Companies (the "Illinois Commissioner"). The FDIC applications, which were approved on October 18, 1994, were submitted pursuant to Sections 5(d)(3)("Oakar II") and 18(c)(the "Bank Merger Act") of the Federal Deposit Insurance Act. The Bank Merger Act requires that the applicable regulator take into consideration, among other factors, the financial and managerial resources and future prospects of the merging institutions as well as the convenience and needs of the communities to be served by the resulting institution (including compliance with anti-competitive concerns, Community Reinvestment Act provisions, and fair lending laws). Under the Bank Merger Act, the proposed transaction may not be consummated prior to the 30th day following the date of approval of the applicable federal regulatory agency (in this case the October 18 approval of the FDIC), during which time the United States Department of Justice (the "DOJ") may challenge the transaction on antitrust grounds. The post-approval waiting period may be reduced by the FDIC, with the concurrence of the DOJ, to a minimum of 15 days. The FRB application, which was approved on October 25, was submitted pursuant to Section 4 of the Bank Holding Company Act, under which the FRB takes into consideration substantially the same factors considered under the Bank Merger Act. The OTS applications were filed pursuant to the provisions of the Home Owners Loan Act and related OTS regulations, pursuant to which the OTS will take into consideration a number of factors similar to those indicated above as well as the structure of the proposed transaction, whether the acquiring bank has agreed to assume the thrift's liquidation account obligations, and whether the terms of the transaction and the benefits to be received by management of the thrift have been fully disclosed to the thrift's stockholders. The application filed with the Illinois Commis-sioner seeks approval for the Subsidiary Bank Merger pursuant to the Illinois Banking Act, and focuses on substantially the same considerations as the Bank Merger Act.


     The Merger and therefore the Subsidiary Bank Merger cannot proceed in the absence of all requisite regulatory approvals. There can be no assurance each of the OTS and the Illinois Commissioner will approve the Merger and/or the Subsidiary Bank Merger, and if they are approved, there can be no assurance as to the date of such approvals.


TERMINATION, AMENDMENT AND WAIVER

     It is contemplated that the conditions to the Merger noted above will be fulfilled prior to the consummation of the Merger. If, however, any one or more of such conditions, other than the approval of the Merger Agreement by the stockholders of AmeriFed and the approval of the transaction by all required governmental authorities, shall not have been satisfied, the party whose obligation to proceed is made subject to the satisfaction of such condition may, nevertheless, at its election waive such condition and proceed with the Merger.

     The Agreements may be terminated and the Merger abandoned at any time prior to the Effective Date of the Merger, either before or after approval of the Merger Agreement by the stockholders of AmeriFed, in any of the following ways among others: (i) by mutual consent of NBD and AmeriFed; (ii) by either NBD or AmeriFed if the terminating party provides written notice of a material breach of any representation, warranty or agreement contained in the Reorganization Agreement within a specified period after its discovery and such breach is not cured within sixty days after such written notice; (iii) by either NBD or AmeriFed if the Effective Date of Merger has not occurred on or before March 31, 1995; (iv) by either NBD or AmeriFed if a final unappealable injunction or other judgment shall have been issued by a court restraining or prohibiting consummation of the transactions contemplated by the Reorganization Agreement; and (v) by either NBD or AmeriFed if a required government regulatory approval shall have been refused or shall have been conditioned in a manner not reasonably satisfactory to NBD, provided that NBD shall have the right to initiate and pursue expeditiously an appeal from any such refusal or imposition of an unsatisfactory condition and, in the event of such appeal, such refusal or imposition of condition shall be deemed not to have been made until the termination of such appeal or the time that such refusal or imposition of a condition has become final and non-appealable. Any such termination shall be approved by the appropriate Board of Directors.

     In the event the Agreements are terminated and the Merger abandoned by virtue of the grounds set forth in clause (ii) above, the party causing such breach shall reimburse the other party for all reasonable expenses incurred by such party in connection with the transactions contemplated by the Merger Agreement. In the event of such a termination due to any other cause, each party shall bear its own expenses. In the event the Agreements are terminated and the Merger abandoned despite the best efforts of the parties, no party shall incur any liability except to the extent described above with respect to expenses.

     The Agreements may be amended, or any of the terms or conditions thereof waived, at any time before or after approval of the Merger Agreement by the stockholders of AmeriFed; provided, however, that any such change which is proposed subsequent to stockholder approval may not, without further approval of such stockholders, alter or change the amount or kind of consideration to be received in the Merger or alter or change any of the terms and conditions of the Merger Agreement if such alternation or change would adversely affect such stockholders.

BUSINESS OF AMERIFED PENDING THE MERGER

     The Reorganization Agreement also contains covenants to which AmeriFed has agreed. The covenants remain in effect until the Effective Date of Merger or until the Agreements are terminated, and include, among others, an agreement that AmeriFed and each of its subsidiaries will conduct its affairs in the ordinary course of business consistent with past and current practice, use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and to retain the services of its key officers or employees. Neither AmeriFed nor its subsidiaries shall, without prior written consent of NBD: (i) enter into any employment, severance or other personnel contract or plan with any director, officer or employee, except for approval of renewal of existing agreements and payment of bonuses in the normal course of business and consistent with past practice; (ii) except for shares issued pursuant to employee and director stock options, issue any capital stock or any security convertible into capital stock, or grant any option, warrant or other rights to acquire capital stock, effect any stock split, adjustment or recapitalization, or otherwise alter its capital structure;
(iii) propose or adopt any amendment to its articles of incorporation, association or other charter document; (iv) purchase, redeem, retire or otherwise acquire or dispose of any shares of its capital stock; (v) take any action which would cause any significant decrease in the book value of the shares of its capital stock or which would have a material adverse affect on its financial condition, subject to the right of AmeriFed and its subsidiaries to value assets in accordance with applicable legal and accounting requirements;
(vi) enter into any contract or arrangement other than in the ordinary course of business; (vii) make or commit to make any capital expenditure in an amount exceeding $100,000; or (viii) take any action that would adversely effect or delay the ability of NBD or AmeriFed to obtain requisite regulatory approvals or to perform any of the covenants and agreements under the Reorganization Agreement, or which would make any of the representations and warranties made in the Reorganization Agreement untrue or incorrect in any material respect.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     At November 1, 1994, all directors and executive officers of AmeriFed as a group beneficially owned 581,715 shares or 17.4 percent of the outstanding shares of AmeriFed Common Stock, including options which are currently exercisable. No director or executive officer of AmeriFed owns any NBD Bancorp Common Stock.

     Certain members of AmeriFed's management and the AmeriFed Board may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of AmeriFed generally, including the interests described below. The AmeriFed Board was aware of these interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     Employment Agreements and Special Termination Agreements. AmeriFed and AmeriFed Bank maintain employment agreements with Mr. Breidert. In addition, AmeriFed Bank and AmeriFed also maintain special termination agreements with each of the following executive officers: Robert Biedron, Stephen G. Morrissette, Robert F. Maxwell, and John M. Luxem.


     The employment agreements between AmeriFed and AmeriFed Bank and Mr. Breidert provide for concurrent two-year terms. Commencing on the first anniversary date and continuing each anniversary date thereafter, the agreements extend for an additional year so that the remaining terms shall be two years unless written notice is given by the AmeriFed Board after conducting a performance review of the executive. The agreements provide that the base salary of the executive will be reviewed by the Board annually.


     In addition to the base salary, the agreements provide for, among other things, disability pay, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The agreements provide for termination by AmeriFed and AmeriFed Bank for cause at any time. In the event AmeriFed and AmeriFed Bank elects to terminate the executive's employment for reasons other than for cause, or in the event of the executive's resignation from AmeriFed and AmeriFed Bank upon a (i) failure to re-elect the executive to his current offices or nominate the executive for Board membership, (ii) material change in the executive's functions, duties, or responsibilities, or relocation of his principal place of employment, (iii) liquidation or dissolution of AmeriFed and AmeriFed Bank, or (iv) material breach of the agreement by AmeriFed and AmeriFed Bank, the executive will be entitled to receive a severance payment equal to the greater of the remaining salary payments due under the agreements or one year's compensation based upon the highest salary level during the term of the agreements.

     If termination, voluntary (as defined in the agreements) or involuntary, results from a change in control of AmeriFed and AmeriFed Bank, the executive or, in the event of death, his beneficiary, would be entitled to receive a severance payment equal to three times his average compensation (base salary, including bonus and other cash or other benefits paid) over the past three years of employment with AmeriFed and AmeriFed

Bank. AmeriFed and AmeriFed Bank would also continue the executive's life, health, accident, dental and disability coverage, and such coverage and payments shall cease upon the expiration of 36 months. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control for purposes of the employment agreements.


     If a material change in Mr. Breidert's functions, duties or responsibilities occurs, which change in his position would be the case subsequent to the Merger, and Mr. Breidert terminates employment following the change in control, Mr. Breidert will receive approximately $1,378,725 in severance payments in addition to other non-cash benefits provided under the Merger Agreement. The Reorganization Agreement provides that NBD will honor Mr. Breidert's agreement.



     Each special termination agreement provides for a three-year term. Commencing on the first anniversary date and continuing on each anniversary thereafter, the agreements will be extended so that the remaining term shall be three years. Each agreement provides that at any time following a change in control of AmeriFed and AmeriFed Bank, if AmeriFed and AmeriFed Bank (or their successors) terminates the executive's employment for any reason other than cause, or if the executive terminates his employment following his demotion, loss of title, office or significant authority, a reduction in his compensation, or relocation of his principal place of employment, the executive or, in the event of death, his beneficiary, would be entitled to receive a severance payment equal to three times his average compensation (base salary, including bonus and any other cash or other benefits paid) over the past three years of his employment with AmeriFed Bank. AmeriFed and AmeriFed Bank would also continue the executive's life, health, accident, dental and disability coverage, and such coverage and payments shall cease upon the expiration of 36 months. Payments to the executive under the AmeriFed Bank agreements are guaranteed by AmeriFed in the event that payments or benefits are not paid by the AmeriFed Bank. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control for purposes of these agreements.



     If an executive officer leaves after the change in control and one of the other factors described above occurs, based upon current compensation, Messrs. Biedron, Morrissette, Maxwell or Luxem would receive severance payments of approximately $932,500, $779,574, $730,951, and $576,723, respectively. The
Reorganization Agreement provides that NBD will honor these agreements.



     Payments under the employment agreements and special termination agreements in the event of a change in control may constitute an excess parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended, (the "Code"), resulting in the imposition of an excise tax on the recipient and denial of a deduction to AmeriFed generally for all amounts in excess of three times the executive's average annual compensation for the five tax years preceding the change in control. The agreements provide that benefits payable to the executive under a change in control may be reduced to an amount that would not constitute an excess parachute payment (as that term is defined in Section 280G of the Code) if the reduced amount is greater than the non-reduced amount less payment of any excise tax.



     Option Plans and Recognition and Retention Plans. AmeriFed maintains an incentive stock option plan and certain recognition and retention plans which provide for an immediate acceleration of the vesting period for benefits payable under the plans upon a change in control. The Merger will constitute a change in control under such plans. AmeriFed also maintains a directors' option plan.


     Additionally, pursuant to the terms of the Reorganization Agreement with respect to officers and employees of AmeriFed or AmeriFed Bank who will remain employed by NBD or any of its subsidiaries, each option granted by AmeriFed to purchase shares of AmeriFed Common Stock which is outstanding and unexercised immediately prior to the Effective Date of Merger shall be converted automatically into an option to purchase, at an exercise price of $10.00 per share, a number of shares of NBD Common Stock equal to a fraction, the numerator of which shall be equal to $45.00 and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the NYSE Composite Tape for five trading days ending on the fifth trading day prior to the Effective Date of the Merger. With respect to directors of AmeriFed or AmeriFed Bank as well as officers and employees of AmeriFed or AmeriFed Bank holding options of AmeriFed whose service will terminate upon the Merger, each option to purchase shares of

AmeriFed Common Stock which is outstanding and unexercised immediately prior to the Effective Date of Merger shall be converted automatically into a number of shares of NBD Common Stock equal to a fraction, the numerator of which shall be equal to $35.00 and the denominator of which shall be equal to the average closing price per share of NBD Common Stock as reported on the NYSE Composite Tape for five trading days ending on the fifth trading day prior to the Effective Date of the Merger.

     Post-Merger Compensation Benefits. The Reorganization Agreement provides that, after the Effective Date of Merger, employees and officers of AmeriFed who become employees of NBD or its subsidiaries shall be entitled to participate in NBD's pension, benefit and similar plans on the same terms and conditions as employees and officers of NBD, giving effect to years of service with AmeriFed as if such service were with NBD.


     The Reorganization Agreement provides that each employee who, except for those executive officers who have employment agreements or special termination agreements, is terminated will receive salary continuation payments under the terms of the AmeriFed Severance Compensation Plan (the "Severance Plan"). Under the Severance Plan, in the event a change in control of AmeriFed or AmeriFed Bank occurs, participants in the Severance Plan who are terminated or terminate (as determined under the Severance Plan) will be entitled to receive a severance payment. If the participant whose employment has terminated has completed at least five years of service, the participant will be entitled to a cash severance payment equal to one-twelfth of the compensation paid during the 12 months preceding the participant's termination for each year of employment with AmeriFed Bank, up to a maximum of 24 months of payments.


     The Reorganization Agreement provides for the termination of the AmeriFed ESOP whereby all accrued benefits shall be distributed to the accounts of participants.

     Indemnification; Insurance. The Reorganization Agreement provides that NBD will indemnify the directors and officers of AmeriFed and AmeriFed Bank against certain liabilities following consummation of the Merger for a period of two (2) years after the Merger. In addition, the Reorganization Agreement requires the liability insurance maintained by NBD to be applicable to directors and officers of AmeriFed and AmeriFed Bank during such period.

RESALES OF NBD COMMON STOCK

     All shares of NBD Common Stock received by AmeriFed stockholders pursuant to the Merger will be freely tradeable except that such shares received by persons who are deemed to be "affiliates" of AmeriFed for the purposes of Rule 145 under the Securities Act may be resold by them only in transactions permitted by such rule, or as otherwise permitted under the Securities Act. In the Reorganization Agreement, AmeriFed has agreed to deliver to NBD a letter identifying all persons who it deems to be "affiliates" for this purpose, and each such person shall deliver to NBD, 30 days prior to the Effective Date of Merger, a written agreement that such person shall not offer to sell or otherwise dispose of any shares of NBD Common Stock issued to such person pursuant to the Merger in violation of the Securities Act or the regulations thereunder.

STOCK OPTION AGREEMENT

     The following description of the Option Agreement is qualified in its entirety by reference to the Option itself. A COPY OF THE OPTION AGREEMENT WILL BE PROVIDED WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN REQUEST TO ROBERT BIEDRON, EXECUTIVE VICE PRESIDENT AND SECRETARY OF AMERIFED, OR DANIEL T. LIS, SENIOR VICE PRESIDENT AND SECRETARY OF NBD, AT THEIR RESPECTIVE ADDRESSES INDICATED UNDER "AVAILABLE INFORMATION".

     At the time of execution of the Agreements, AmeriFed and NBD entered into a Stock Option Agreement dated as of March 23, 1994, pursuant to which AmeriFed granted an option to NBD to purchase up to 610,578 shares of AmeriFed Common Stock, or approximately 19.9% of the then outstanding shares, at a price per share of $32.75 (the "Option"), exercisable only upon the happening of certain events that in general would indicate that a third party is attempting to acquire control of AmeriFed. The Option is exercisable only if NBD has fully complied with the terms of the Agreements at the time of exercise. Depending on the number of shares purchased, the exercise of the Option may be subject to the approval of requisite government regulatory authorities.

     If the conditions to exercise of the Option have been met, the Option may be exercised by NBD in whole or in part at any time prior to March 31, 1995, provided that the Option may not be exercised at any time after termination of the Agreements. NBD has paid $1,000 as cash consideration for the Option. In the event that NBD exercises the Option, the option fee of $1,000 shall be applied against the purchase price of the shares.


     The Option Agreement provides that NBD may exercise the Option only if any of the following events has occurred: (i) the making, other than by NBD or any of its subsidiaries, of a tender or exchange offer for 10% or more of the shares of AmeriFed Common Stock and the persons making such offer have made the required filings with the Commission and received regulatory approvals from the proper regulatory authorities; (ii) the acquisition by any person or group of persons, other than by NBD or any of its subsidiaries, of beneficial ownership, as defined by the Securities Exchange Act of 1934, as amended, of 10% or more of the outstanding shares of AmeriFed Common Stock; or (iii) the acceptance by AmeriFed of any firm proposal, however conditional or future, by any person, other than NBD or any of its subsidiaries, to: (a) acquire AmeriFed (or any of its banking subsidiaries) by merger, consolidation, purchase of all or substantially all of AmeriFed's or such subsidiary's assets or other similar transaction, or (b) make a tender or exchange offer described in (i) above. At any time the Option is exercisable upon the occurrence of one of the foregoing events, AmeriFed, at NBD's request, shall repurchase the Option from NBD at a price which represents the amount by which the third-party offer exceeds the Option exercise price.



     The Option provides that in the event the Option is exercised by NBD and the Agreements are terminated by reason of mutual agreement of the parties or material breach by NBD, AmeriFed shall have the right to purchase for cash all of the option shares, provided AmeriFed gives NBD written notice of its intention to purchase such shares within seven business days after termination of the Agreements. Further, regardless of the reason for the termination of the Agreements, if the option shares have been purchased by NBD after an event set forth in (i) or (iii) of the above paragraph has occurred, and subsequently the tender or exchange offer or proposal contemplated thereby is terminated, then AmeriFed shall have the right at the end of six months after such termination and within seven business days thereafter to repurchase all of the option shares from NBD. Further, regardless of the reason for the termination of the Agreements, if the option shares have been purchased by NBD after an event set forth in (ii) of the above paragraph has occurred, and subsequently a tender or exchange offer or other proposal to acquire AmeriFed is not consummated by the acquiring persons within six months after such purchase, then AmeriFed shall have the right at the end of six months thereafter and within seven business days thereof to repurchase all of the option shares from NBD. The purchase price for such shares shall be that paid by NBD for its purchase of such shares plus interest at the rate equal to the rate publicly announced by NBD Bank, N.A. (Michigan) from time to time as the "Prime Rate" from the date of purchase to the date of repurchase.


APPRAISAL RIGHTS


     Pursuant to 262(b) of the Delaware General Corporation Law, stockholders of Delaware corporations do not have the right to object and obtain payment of the fair value of their shares in business combination transactions if, on the record date fixed to determine the stockholders entitled to receive notice of and vote at the meeting at which the corporate action is to be taken, such shares are registered on a United States securities exchange registered under the Securities Exchange Act of 1934 or traded on Nasdaq National Market or a similar market. AmeriFed Common Stock was traded on Nasdaq National Market on the Record Date and the NBD Common Stock to be issued in the Merger will be listed on NYSE, and therefore appraisal rights will not be available with respect to the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


     The following is a discussion of certain federal income tax consequences of the Merger and the Subsidiary Bank Merger to AmeriFed, AmeriFed Bank and holders of AmeriFed Common Stock. The discussion is based upon the Code, Treasury Regulations, Internal Revenue Service (the "Service") rulings, and judicial and administrative decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that AmeriFed Common Stock is held as a "capital asset" within the meaning of Section 1221 of the Code (i.e., property generally held for investment). This discussion does not address all of the tax consequences that may be relevant to a holder of AmeriFed Common Stock in light of his or her particular circumstances or to holders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations or insurance companies. The opinions of such counsel referred to in this section will be based on facts existing at the Effective Date of Merger, and in rendering such opinions, such counsel will require and rely upon representations contained in certificates of officers of AmeriFed, AmeriFed Bank, as well as NBD, NBD Illinois and others.


HOLDERS OF AMERIFED COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.


     It is a condition to the obligation of NBD to consummate the Merger that AmeriFed shall have received an opinion from Muldoon, Murphy & Faucette, counsel to AmeriFed, substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, for federal income tax purposes, no gain or loss will be recognized by AmeriFed or AmeriFed Bank as a result of the Merger except, with respect to the Subsidiary Bank Merger, to the extent AmeriFed or AmeriFed Bank is required to recognize taxable income due to the recapture of AmeriFed Bank's bad debt reserves. Additionally, no gain or loss will be recognized by holders of AmeriFed Common Stock except with respect to any cash received in lieu of fractional shares. More specifically, AmeriFed has received an opinion of Muldoon, Murphy & Faucette with respect to the Merger that, for federal income tax purposes:


            (i) Assuming that the Merger transaction constitutes a merger under the applicable state or federal law, the merger of AmeriFed with and into NBD Illinois will constitute a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code, and AmeriFed, NBD Illinois and NBD will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

           (ii) The basis of the assets of AmeriFed to be received by NBD Illinois will be the same as the basis of those assets in the hands of AmeriFed immediately prior to the Merger.

           (iii) The holding period of the assets of AmeriFed to be received by NBD Illinois will include the holding period of those assets in the hands of AmeriFed immediately prior to the Merger.

           (iv) No gain or loss will be recognized by NBD Illinois and NBD upon receipt of the assets of AmeriFed by NBD Illinois in exchange for the consideration provided for in the Merger Agreement and the assumption by NBD Illinois of the liabilities of AmeriFed.

            (v) NBD Illinois will succeed to and take into account the items of
                AmeriFed described in Section 381(c) of the Code and NBD Illinois will be the "acquiring corporation" within the meaning of Section 1.381(a)-1(b)(2) of the Treasury Regulations. These items will be taken into account by NBD Illinois subject to the conditions and limitations specified in Sections 381, 382 and 383 of the Code and the Treasury Regulations thereunder.

           (vi) No gain or loss will be recognized by AmeriFed upon the transfer of its assets to NBD Illinois in exchange for the consideration provided for in the Merger Agreement and the assumption by NBD Illinois of the liabilities of AmeriFed.

           (vii) No gain or loss will be recognized by the shareholders of AmeriFed who receive shares of NBD Common Stock in exchange for all of their shares of AmeriFed Common Stock, except to the extent of any cash received in lieu of a fractional share of NBD Common Stock.

          (viii) The basis of NBD Common Stock to be received by shareholders of AmeriFed will, in each instance, be the same as the basis of the shares of AmeriFed Common Stock surrendered in exchange therefor.

           (ix) The holding period of the NBD Common Stock received by shareholders of AmeriFed will, in each instance, include the holding period of the shares of AmeriFed Common Stock surrendered in exchange therefor, provided that AmeriFed Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of AmeriFed on the Effective Date of Merger.

            (x) The payments of cash in lieu of fractional share interests of
                NBD Common Stock will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.

     Based upon the current ruling position of the Service, cash received by a holder of AmeriFed Common Stock in lieu of a fractional share interest in NBD Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the share of AmeriFed Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if such share of AmeriFed Common Stock has been held for more than one year at the Effective Date of Merger.

     Ordinary income, in an amount equal to the fair market value of NBD Common Stock received, will be realized by holders of options, whether incentive stock options or non-qualified stock options, who receive NBD Common Stock in exchange for their options. The basis of the NBD Common Stock received by holders of options will be equal to the amount of ordinary income recognized and the holding period will begin on the exchange date.

     Pursuant to the Subsidiary Bank Merger Agreement, AmeriFed Bank will be merged with and into NBD Bank and, consequently, will no longer be entitled to use the reserve method for computing and deducting its losses for bad debts. In addition, as a result of the Subsidiary Bank Merger, the entire amount of AmeriFed Bank's bad debt reserve, which is currently approximately $23,000,000, will be required to be included in income currently, or possibly spread over a period of years.

STOCK EXCHANGE LISTING

     The NBD Common Stock is listed on the NYSE. NBD has agreed to cause the shares of the NBD Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to or at the Effective Date of Merger. The obligations of the parties to consummate the Merger are subject to approval for listing by the NYSE of such shares. See "PROPOSED MERGER -- Conditions to the Merger."

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase and certain adjustments will have to be made with respect to the acquired assets and liabilities of AmeriFed based upon estimated fair market values. The actual adjustments will be made on the basis of appraisals and evaluations as of the date of consummation of the Merger.

                        DESCRIPTION OF NBD CAPITAL STOCK

GENERAL


     Under the Restated Certificate of Incorporation of NBD, as amended (the "NBD Certificate"), its authorized capital stock consists of 10,000,000 shares of Preferred Stock, without par value, and 500,000,000 shares of NBD Common Stock with a par value of $1.00 per share. At October 31, 1994, 155,918,309 shares of NBD Common Stock were outstanding. Although no shares of Preferred Stock were outstanding at such date, shares of Preferred Stock were reserved for issuance pursuant to potential NBD exercise of the purchase contracts under the Preferred Purchase Units as described below under "-- Preferred Stock." In addition, the NBD Certificate authorizes the issuance of 460,000 shares of Series A Preferred Stock, all of which were issued in 1987 and redeemed in 1988.


     The NBD Certificate contains specific provisions with respect to the election of directors, which include the provision that the Board of Directors is divided into three classes, each having a number of directors as nearly equal as possible, and each class being elected for a three-year term, with one class being elected each year. The NBD Certificate also includes specific provisions with respect to mergers and other business combinations. In general, these provisions require that in the case of a proposed merger or other business combination involving NBD and an interested stockholder (in general defined as one owning 10% or more of the voting power of the then outstanding NBD capital stock) the approving vote of the holders of at least a majority of the voting power of all the shares of voting stock held by persons who are not interested stockholders or persons affiliated with interested stockholders is required unless the business combination has been approved by a majority of directors not affiliated with the interested stockholder or unless certain conditions regarding minimum price and procedural protections are met with respect to each class of NBD's then outstanding voting stock. They also require that the NBD Board of Directors shall not approve a proposal for a business combination or a tender offer until the Board has evaluated the proposal in light of its effect on the stockholders and employees of NBD and the communities served by NBD. These provisions of the NBD Certificate could be used to make more difficult a change in control of NBD.

PREFERRED STOCK

     The Board of Directors of NBD is authorized, without further action by the stockholders of NBD, to issue Preferred Stock, without par value, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation; (ii) the dividend rate and whether dividends are to be cumulative; (iii) whether shares are to be redeemable and, if so, the terms and amount of any sinking fund providing for the purchase or redemption of such shares; (iv) whether shares shall be convertible and, if so, the terms and provisions applying; (v) what voting rights are to apply, if any, not to exceed one vote per share; and (vi) what restrictions are to apply, if any, on the issue or reissue of any additional Preferred Stock. No Preferred Stock of this class has been issued. If Preferred Stock of the class were to be issued, it would be preferred to the Common Stock with respect to dividends and other matters and might have the effect of making more difficult any change in control of NBD.

     On May 11, 1993 NBD issued 6,000,000 Units of which each 7 1/2% Preferred Purchase Unit consisted of a 30-year subordinated debenture and a purchase contract requiring the purchase on May 10, 2023 (or earlier at NBD's election) of NBD 7 1/2% Cumulative Preferred Stock (the "7 1/2% Preferred") at a purchase price of $25 per share. NBD may redeem any or all of the Units anytime after May 10, 1998, at par, and as a result some or all of the 7 1/2% Preferred may not be issued by NBD. The 7 1/2% Preferred would rank prior to the NBD Common Stock, but would have no voting rights except if the Units were in default or the NBD Certificate was proposed to be amended in a manner adverse to the 7 1/2% Preferred stockholder. The Preferred Stock which could be issued pursuant to the purchase contract has been reserved by NBD on its stock records.

COMMON STOCK


     Dividend Rights. Subject to any prior rights of the Preferred Stock then outstanding, holders of NBD's Common Stock are entitled to receive such dividends as are declared by its Board of Directors out of funds legally available therefor.



     Voting Rights -- Non-Cumulative Voting. Subject to the voting rights, if any, of the Preferred Stock, all voting rights are vested in the holders of shares of NBD Common Stock, each share being entitled to one vote.



     The shares of NBD Common Stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares of NBD Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors at that meeting.



     Liquidation Rights. Subject to the rights of the Preferred Stock, in the event of liquidation, the holders of the NBD Common Stock will be entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them.



     Preemptive Rights. Holders of NBD Common Stock do not have any right to subscribe to any additional securities which may be issued by NBD. Accordingly, holders of NBD Common Stock have no statutory right to purchase a proportionate share of any new NBD Common Stock or other securities issued by NBD.



     Other Matters. The NBD Common Stock does not have any redemption provisions applicable thereto, and all outstanding shares are fully paid and non-assessable.


                 COMPARATIVE RIGHTS OF HOLDERS OF CAPITAL STOCK
                              OF AMERIFED AND NBD

     The rights of holders of shares of AmeriFed Common Stock are governed by AmeriFed's Certificate of Incorporation, By-laws and Delaware law, while the rights of holders of shares of NBD Common Stock are governed by the NBD Certificate, NBD's By-Laws and Delaware law. In some respects the rights of holders of AmeriFed Common Stock and NBD Common Stock are similar. For example, each holder is entitled to one vote for each share held (although AmeriFed has a 10% voting limitation as discussed subsequently); each is entitled to receive pro rata any assets distributed to holders of common stock upon liquidation; and each is subject to the rights of any preferred stock, when issued. Neither has any preemptive rights to subscribe for or purchase additional shares or cumulative voting rights in the election of directors.

     There are, however, some differences between the rights of holders of AmeriFed Common Stock and holders of NBD Common Stock. A summary of these differences is set forth subsequently. This summary, however, does not purport to be complete and is qualified in its entirety by reference to the respective Certificate of Incorporation and By-Laws of NBD and AmeriFed and the applicable provisions of Delaware law.

ANTI-TAKEOVER AND SUPERMAJORITY PROVISIONS

     Delaware law contains an anti-takeover provision that prevents buyers who acquire 15% or more of a target company's stock from completing a hostile takeover for three years. A takeover can, however, be completed if the buyer, while acquiring this 15% interest, manages to acquire at least 85% of the outstanding stock. The 85% excludes shares owned by directors who are also officers and certain shares held under certain employee stock plans. The takeover can also be completed if it is approved by the target company's board of directors prior to the date the buyer became a 15% or more stockholder or after the date the buyer became a 15% or more stockholder if it is approved by the target company's board of directors and two-thirds of the shares voting at an annual or special meeting of stockholders, excluding shares held by the buyer. The anti-takeover provision applies automatically to Delaware corporations except those corporations with less than 2,000 stockholders of record or those that do not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Such a corporation may, if it wishes, "opt in" by amending its certificate of incorporation to adopt the provision. Any corporation may decide to "opt out" of the statute at any time, by action of its stockholders.

     Under AmeriFed's Certificate, an affirmative vote of 80% of the then outstanding shares of stock of AmeriFed entitled to vote in the election of directors ("AmeriFed Voting Stock") is required to approve certain business combination transactions with a beneficial owner of 10% or more of the AmeriFed Voting Stock when the combination has not been approved by AmeriFed's Board.

     The NBD Certificate also contains specific provisions with respect to mergers and other business combinations. See "DESCRIPTION OF NBD CAPITAL STOCK
- -- General."

CAPITALIZATION


     AmeriFed is authorized to issue 6,000,000 shares of AmeriFed Common Stock, $.01 par value. At November 1, 1994, there were 3,220,333 shares of AmeriFed Common Stock outstanding, held of record by approximately 1,610 holders.


     AmeriFed is authorized to issue 1,500,000 shares of preferred stock, $.01 par value ("AmeriFed Preferred Stock"). The AmeriFed Board is authorized to provide for the issuance of AmeriFed Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. There are currently no shares of AmeriFed Preferred Stock outstanding.

     For a discussion of the capitalization of NBD, see "DESCRIPTION OF NBD CAPITAL STOCK" above.

BOARD OF DIRECTORS


     Both the AmeriFed Certificate and NBD Certificate provide for a classified Board of Directors. The classification of directors could be used to make it more difficult to change the membership of the Board of Directors since at least two annual stockholder meetings would be required to effect a change in a majority of the directors. See "DESCRIPTION OF NBD CAPITAL STOCK -- General."


     Under the NBD Certificate, NBD's directors may only be removed for cause and only by a majority vote of stockholders. The AmeriFed Certificate provides that directors may only be removed for cause and only by the affirmative vote of holders of not less than 80 percent of the outstanding shares of capital stock of AmeriFed entitled to vote generally in the election of directors.

     Both the AmeriFed By-laws and NBD Certificate contain procedures for nominations by stockholders of candidates for election as a director. Notices containing prescribed information on nominations by stockholders of candidates for election as a director of NBD must be appropriately delivered at least 60 days but not more than 90 days prior to the anniversary date of the immediately preceding NBD annual meeting of stockholders. The specified written notice for nominations by stockholders of candidates for an AmeriFed director must be appropriately delivered generally not less than 90 days prior to the date of the annual meeting; provided, however, in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholders must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

ACTION BY STOCKHOLDERS

     Both the AmeriFed Certificate and NBD Certificate prohibit stockholder action by written consent and require that any stockholder action be taken at a meeting of stockholders. Also, under the Amerifed Certificate and NBD Certificate, stockholders are not permitted to call a special meeting of stockholders.

VOTING LIMITATION


     The AmeriFed Certificate contains a provision limiting the voting rights of any person who beneficially owns more than 10% of the then-outstanding shares of AmeriFed Common Stock (the "Limit"). A person who beneficially owns Common Stock in excess of the limit shall not be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner of AmeriFed Common Stock in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all AmeriFed Common Stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of AmeriFed Common Stock beneficially owned by such person owning shares in excess of the Limit. The AmeriFed Certificate authorizes the Board of Directors (i) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert, and (ii) to determine that a person who is reasonably believed to beneficially own stock in excess of the Limit, be required to supply information to AmeriFed to enable the Board of Directors to implement and apply the Limit.


     There is no comparable limitation in NBD's Certificate or Bylaws.

AMENDMENT OR REPEAL OF CERTAIN PROVISIONS

     The provisions of AmeriFed's Certificate described herein may be amended only by the affirmative vote of at least 80 percent of the outstanding shares entitled to vote on the proposed amendment. The AmeriFed By-laws may be amended by a majority of the AmeriFed Board or by the affirmative vote of at least 80 percent of the outstanding shares entitled to vote generally in the election of directors.

     NBD's Certificate contains similar stockholder vote for the amendment of the provisions discussed under "-- Board of Directors," "Action by Stockholders" and "DESCRIPTION OF NBD CAPITAL STOCK -- General." NBD By-laws, however, may only be amended by a majority of the NBD Board.

                     RELATIONSHIP WITH INDEPENDENT AUDITORS

     Deloitte & Touche LLP is currently serving as the independent auditors for each of NBD and AmeriFed. It is expected that a representative of Deloitte & Touche LLP will be present at the Special Meeting of Stockholders to respond to appropriate questions and such representative will have an opportunity to make a statement if he or she so desires.

                                    EXPERTS

     The consolidated financial statements of NBD incorporated in this Proxy Statement-Prospectus by reference from NBD's Annual Report on Form 10-K for the year ended December 31, 1993, have been audited by Deloitte & Touche LLP, as stated in their report, which is incorporated herein by reference. The consolidated financial statements give retroactive effect to the mergers of NBD and Summcorp, and of NBD and INB Financial Corporation, each of which has been accounted for as a pooling of interests. Deloitte & Touche LLP did not audit the statements of income, stockholders' equity, and cash flows of Summcorp and INB Financial Corporation for the year ended December 31, 1991. Those financial statements have been audited by KPMG Peat Marwick LLP and Ernst & Young LLP, respectively, as stated in their reports incorporated herein by reference. The report of Deloitte & Touche LLP, insofar as it relates to the amounts included for Summcorp and INB Financial Corporation for 1991, is based solely on the reports of such other auditors. Such consolidated financial statements of NBD are incorporated herein by reference in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.


     The consolidated financial statements of AmeriFed incorporated in this Proxy Statement-Prospectus by reference from AmeriFed's Annual Report on Form 10-K for the year ended September 30, 1993, have been audited by Deloitte & Touche LLP, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Legal matters in connection with the Merger will be passed upon for NBD by Daniel T. Lis, internal legal counsel to NBD. Mr. Lis is a Senior Vice President and Secretary of NBD, and is also a stockholder of NBD and a holder of options to purchase shares of NBD. Legal matters in connection with the Merger will be passed upon for AmeriFed by Muldoon, Murphy & Faucette, Washington, D.C., including an opinion concerning certain federal income tax consequences of the Merger.

                                 OTHER MATTERS

     The AmeriFed Board of Directors, as of the date hereof, is not aware of any business to be presented at the Special Meeting, other than that referred to in the Notice of Special Meeting of Stockholders and discussed herein. IF ANY MATTERS SHOULD PROPERLY COME BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES WILL HAVE AUTHORITY TO VOTE THE SHARES REPRESENTED BY PROXIES IN ACCORDANCE WITH THEIR DISCRETION AND JUDGMENT AS TO THE BEST INTERESTS OF AMERIFED.


                                          By Order of the Board of Directors



                                          [SIG]



                                          Robert Biedron


                                          Secretary



Joliet, Illinois


November 4, 1994



     YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of March 23, 1994 by and between NBD Illinois, Inc., a Delaware corporation ("Bancorp Subsidiary"), and AmeriFed Financial Corp., a Delaware corporation (the "Company"), joined in by NBD Bancorp, Inc., a Delaware corporation ("Bancorp"). Bancorp Subsidiary and the Company are hereinafter sometimes collectively referred to as the "Constituent Corporations". Bancorp is a party to this Agreement and Plan of Merger as a parent corporation and not as a constituent corporation.

                                  WITNESSETH:

     WHEREAS, Bancorp Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. As of the date hereof, the authorized capital stock of Bancorp Subsidiary consists of 10,000 shares of Common Stock, $1.00 par value, of which 1,000 shares are issued and outstanding and owned by Bancorp;

     WHEREAS, the Company is a corporation duly organized and validly existing under the laws of the State of Delaware. As of the date hereof, the authorized capital stock of the Company consists of: 6,000,000 shares of Common Stock, $.01 par value (the "Company Common Stock"), of which as of March 22, 1994, 3,068,231 shares of Company Common Stock were issued and outstanding, 205,795 shares of Company Common Stock are reserved for issuance under outstanding stock options, and 161,000 shares of Company Common Stock are held in its treasury; and 1,500,000 shares of Preferred Stock, $.01 par value, of which no shares are issued and outstanding or held in treasury;

     WHEREAS, Bancorp Subsidiary, the Company and Bancorp have entered into an Agreement and Plan of Reorganization dated as of the date hereof (the "Reorganization Agreement"), setting forth certain representations, warranties and agreements in connection with the transactions therein and herein contemplated and which contemplates the merger of the Company with and into Bancorp Subsidiary (the "Merger") in accordance with this Agreement and Plan of Merger (the "Merger Agreement");

     WHEREAS, Bancorp has undertaken to authorize the issuance of shares of its Common Stock (the "Bancorp Common Stock") for the purposes of this Merger Agreement;

     WHEREAS, the respective Boards of Directors of the Company, Bancorp and Bancorp Subsidiary deem the Merger advisable and in the best interests of each such corporation and their respective stockholders. The respective Boards of Directors of Bancorp Subsidiary and the Company, by resolutions duly adopted, have adopted and approved the Reorganization Agreement and this Merger Agreement and the Boards of Directors of the Company and Bancorp Subsidiary have directed that this Merger Agreement be submitted to their respective stockholders for adoption and approval;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

                                   ARTICLE I

     1.1 MERGER OF THE COMPANY INTO BANCORP SUBSIDIARY. The Company shall be merged into Bancorp Subsidiary on the date specified therefor in a Certificate of Merger filed by Bancorp Subsidiary in accordance with the General Corporation Law of the State of Delaware (the close of business on the date so specified being referred to herein as the "Effective Date of Merger"). The separate corporate existence of the Company shall thereupon cease and Bancorp Subsidiary shall be the surviving corporation. Bancorp Subsidiary is herein sometimes referred to as the "Surviving Corporation".

     1.2 EFFECT OF THE MERGER. From and after the Effective Date of Merger:

          (a) The separate existence of the Constituent Corporations (except the Surviving Corporation) shall cease and be merged into one, the Surviving Corporation, which shall possess all of the rights, privileges, immunities, powers and franchises of a public as well as of a private nature, and shall be subject to all of the restrictions, disabilities and duties, of each of the Constituent Corporations so merged; and all and singular rights, privileges, immunities, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, including subscriptions to shares, and all other things in action or belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation resulting from the Merger; and all property, rights, privileges, immunities, powers and franchises, and all and every interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations and the title to any real estate, vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired by reason of the Merger.

          (b) All rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired and all debts, liabilities and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

          (c) Any action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation shall be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted as a party in such action or proceeding in place of the Constituent Corporation.

     1.3 ADDITIONAL ACTIONS. If, at any time after the Effective Date of Merger, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to
(a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise carry out the purposes of this Merger Agreement, the Company and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Merger Agreement; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Company or otherwise to take any and all such action.

                                   ARTICLE II

     2.1 NAME. The name of the Surviving Corporation shall be NBD Illinois, Inc.

     2.2 CERTIFICATE OF INCORPORATION. From and after the Effective Date of Merger, the Certificate of Incorporation of Bancorp Subsidiary shall be the Certificate of Incorporation of the Surviving Corporation until duly amended in accordance with law.

     2.3 BYLAWS. The Bylaws of Bancorp Subsidiary, as in effect immediately prior to the Effective Date of Merger, shall be the Bylaws of the Surviving Corporation until duly amended in accordance with law.

     2.4 DIRECTORS AND OFFICERS. The directors and officers of the Surviving Corporation shall be the directors and officers of Bancorp Subsidiary immediately prior to the Effective Date of Merger.

                                  ARTICLE III

     3.1 MANNER AND BASIS OF CONVERTING SHARES. At the Effective Date of Merger:

          (a) Each share of Bancorp Common Stock and of Bancorp Subsidiary Common Stock which is issued and outstanding immediately prior to the Effective Date of Merger shall continue to be outstanding without any change therein.

          (b) All shares of Company Common Stock held in the treasury of the Company and all shares of Company Common Stock held by Bancorp or Bancorp Subsidiary immediately prior to the Effective Date of Merger shall be cancelled, and no Bancorp Common Stock, cash or other consideration shall be issuable or exchangeable with respect thereto.

          (c) To the extent that there may exist rights of appraisal with respect to the Merger, each outstanding share of Company Common Stock as to which appraisal is demanded in accordance with the procedures of the General Corporation Law of the State of Delaware prior to the vote of the Company's stockholders on the Merger and not withdrawn shall be accorded the rights provided by such Law and shall not be converted into or represent a right to receive shares of Bancorp Common Stock hereunder unless and until the holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal of and payment for his or her shares of Company Common Stock.

          (d) Subject to sub-paragraphs (b) and (c) preceding, each share of Company Common Stock which is outstanding immediately prior to the Effective Date of Merger shall be converted without any action on the part of the holder thereof into and be exchangeable for the number of shares of Bancorp Common Stock (rounded to the nearest thousandth of a share) equal to a fraction, the numerator of which shall be equal to $45.00, and the denominator of which shall be equal to the average closing price per share of Bancorp Common Stock as reported on the New York Stock Exchange Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger, subject to the payment of cash in lieu of fractional shares in accordance with Section 3.4 hereof.

The shares of Bancorp Common Stock to be issued in accordance with this Merger Agreement may be authorized but unissued shares or treasury shares; provided that Bancorp may not purchase any shares of its Common Stock in the 30-day period prior to the Effective Date of Merger; and provided further that repurchases of Common Stock by Bancorp shall comply with the rules and regulations of the Securities and Exchange Commission, the New York Stock Exchange and all applicable regulatory authorities.

     3.2 CESSATION OF STOCKHOLDER STATUS. Holders of certificates which represent shares of Company Common Stock outstanding immediately prior to the Effective Date of Merger (hereinafter called "Old Certificates" when referring to the Company) shall cease to be, and shall have no rights as, stockholders of the Company.

     3.3 SURRENDER OF OLD CERTIFICATES. After the Effective Date of Merger, Old Certificates shall be exchangeable, subject to Section 3.4 hereof, by the holders thereof in the manner provided in the transmittal materials described below for new certificates for the number of shares of Bancorp Common Stock to which such holders shall be entitled.

     As promptly as practicable after the completion of all requisite actions and the receipt of the final banking authority regulatory approval required for the Merger, Bancorp shall send or cause to be sent to each former stockholder of record of Company Common Stock transmittal materials for use in exchanging his or her Old Certificates for certificates representing Bancorp Common Stock. The letter of transmittal will contain instructions with respect to the surrender of Old Certificates.

     Whenever a dividend is declared by Bancorp on the Bancorp Common Stock after the Effective Date of Merger, the declaration shall include dividends on all shares issuable hereunder, but no former stockholder of the Company will be deemed to be a record owner nor be entitled to receive his or her distribution of such dividends until physical exchange of his or her Old Certificates shall have been effected. Upon physical exchange of his or her Old Certificates, any such person shall be entitled to receive from Bancorp an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon) declared, and for which the payment has occurred, on the shares represented thereby.

     On or after the Effective Date of Merger there shall be no transfers on the stock transfer books of the Company or Bancorp of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Date of Merger. If, after the Effective Date of Merger, Old Certificates are properly presented to Bancorp, they shall be cancelled and exchanged for certificates representing shares of Bancorp Common Stock as herein provided.

     3.4 CASH IN LIEU OF FRACTIONAL SHARES. Each holder of Old Certificates who would otherwise have been entitled to receive a fraction of a share of Bancorp Common Stock (after taking into account all shares of the Company Common Stock represented by the Old Certificates then delivered by such holder) shall receive, in lieu thereof, an amount of cash (without interest) determined by multiplying such fraction by the average closing price per share of Bancorp Common Stock as reported on the New York Stock Exchange Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger.

     3.5 ADJUSTMENTS. If, between the date of this Merger Agreement and the Effective Date of Merger, the outstanding shares of Bancorp Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reverse split, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the number of shares of Bancorp Common Stock into which shares of Company Common Stock are to be converted shall be correspondingly adjusted.

                                   ARTICLE IV

     4.1 COUNTERPARTS. This Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

     4.2 GOVERNING LAW. This Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of Delaware.

     4.3 AMENDMENT. Subject to applicable law, this Merger Agreement may be amended, modified or supplemented only by written agreement of Bancorp, Bancorp Subsidiary and the Company, by their respective officers thereunto duly authorized by the Boards of Directors of the respective parties, at any time prior to the Effective Date of Merger; provided, however, that, after the adoption of this Merger Agreement by the stockholders of the Company and Bancorp Subsidiary, no such amendment, modification or supplement shall (i) alter or change the amount or kind of consideration to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of the Company or (ii) alter or change any of the terms and conditions of this Merger Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of the Company.

     4.4 WAIVER. Subject to applicable provisions of the General Corporation Law of the State of Delaware, any of the terms or conditions of this Merger Agreement may be waived at any time by whichever of the Constituent Corporations is, or the stockholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such Constituent Corporation.

     4.5 TERMINATION. This Merger Agreement shall terminate upon the termination of the Reorganization Agreement and there shall be no liability hereunder on the part of any of the parties hereto (or any of their respective directors or officers).

     4.6 ASSIGNMENT. The parties hereby agree that the rights and duties of Bancorp Subsidiary hereunder may be assigned and delegated to a newly formed wholly-owned subsidiary of Bancorp or to Bancorp itself at any time if Bancorp determines in its sole discretion that such assignment and delegation is desirable to effect the transactions contemplated in this Agreement.

     IN WITNESS WHEREOF, each of the Constituent Corporations and Bancorp has caused this Merger Agreement to be executed on its behalf by its officers hereunto duly authorized and its corporate seal to be affixed hereto, all as of the date first above written.


ATTEST:                                          NBD BANCORP, INC.
By /s/ Richard J. McCullen                       By /s/ James R. Lancaster
- ------------------------------------------       --------------------------------------------
                                                 James R. Lancaster
                                                 Executive Vice President

ATTEST:                                          NBD ILLINOIS, INC.
By /s/ Richard J. McCullen                       By /s/ James R. Lancaster
- ------------------------------------------       --------------------------------------------
                                                 James R. Lancaster
                                                 President

ATTEST:                                          AMERIFED FINANCIAL CORP.
By /s/ Stephen G. Morrissette                    By /s/ Robert B. Breidert
- ------------------------------------------       --------------------------------------------
                                                 Robert B. Breidert
                                                 President and Chief Executive Officer

                                                                      APPENDIX B

                      [THE CHICAGO CORPORATION LETTERHEAD]


October 24, 1994


Board of Directors
AmeriFed Financial Corp.
120 Scott Street
Joliet, Illinois 60431

Members of the Board:

     You have requested our opinion as to the fairness of the merger consideration (the "Merger Consideration"), from a financial point of view, to the shareholders of AmeriFed Financial Corp. ("AmeriFed") with respect to the proposed merger of AmeriFed with and into NBD Bancorp, Inc. ("NBD"). AmeriFed has entered into an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger (collectively the "Agreements"), both dated March 23, 1994, between NBD, NBD Illinois, Inc. ("NBD Illinois") and AmeriFed. As is set forth in the Agreements, each outstanding share of common stock of AmeriFed will be converted into and be exchangeable for the number of shares of Common Stock, $1.00 par value per share, of NBD equal to a fraction, the numerator of which shall be equal to $45.00 and the denominator of which shall be equal to the average closing price per share of Common Stock of NBD as reported on the New York Stock Exchange Composite Tape for the five trading days ending on the fifth trading day prior to the Effective Date of Merger.

     During the course of our engagement, we have, among other things:


          1) reviewed the Agreements, the audited financial statements for AmeriFed for the three fiscal years ended September 30, 1993 and for NBD for the three fiscal years ended December 31, 1993, and the unaudited financial statements for AmeriFed for the year ended September 30, 1994 and for NBD for the nine months ended September 30, 1994 as provided to us, as well as other internally generated AmeriFed reports relating to asset/liability management, asset quality and so forth;



          2) reviewed and analyzed other material bearing upon the financial and operating condition of NBD and AmeriFed and material prepared in connection with the proposed transaction;


          3) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction;

          4) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that we consider relevant;

                              [KEY LETTER ADDRESS]

          5) reviewed historical and current market data for NBD and AmeriFed common stock;

          6) reviewed financial and other information provided to us by the managements' of NBD and AmeriFed;

          7) conducted meetings with members of the senior management of NBD and AmeriFed for the purpose of reviewing the future prospects of NBD and AmeriFed;


          8) reviewed certain information including forecasts pertaining to prospective cost savings and revenue enhancements relative to the proposed transactions; and



          9) evaluated the pro forma ownership of NBD common stock by AmeriFed shareholders, relative to the pro forma contribution of AmeriFed's assets, liabilities, equity and earnings to the pro forma company.


     The Chicago Corporation, as part of its investment banking business, is continually engaged in the valuation of banks and bank holding companies and thrifts and thrift holding companies in connection with mergers and acquisitions as well as initial and secondary offerings of securities as well as valuations for other purposes. The Chicago Corporation is a member of all principal U.S. Securities exchanges and in the conduct of our broker-dealer activities may from time to time purchase securities from, and sell securities to, AmeriFed and NBD and as a market maker buy or sell the equity securities of AmeriFed for our own account and for the accounts of customers. In rendering this fairness opinion we have acted exclusively on behalf of the Board of Directors of AmeriFed and will receive a fee from AmeriFed for our services.

     In rendering this opinion, we have relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by NBD and AmeriFed. We have relied upon the management of AmeriFed and NBD as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and basis therefore) provided to us, and have assumed that such forecasts and projections are the best available estimates of management.

     Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of AmeriFed as described in the Agreements, is fair from a financial point of view.

                                        Sincerely,


                                        [SIG]


                                        THE CHICAGO CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Eighth of the Registrant's Restated Certificate of Incorporation, as amended, provides for indemnification of directors and officers. The provision provides that any person shall be indemnified and reimbursed by the Registrant for expenses and liabilities imposed upon the person in connection with any action, suit or proceeding, civil or criminal, or threat thereof, in which the person may be involved by reason of the person being or having been a director, officer, employee or agent of the Registrant, or of any corporation or organization which the person served in any capacity at the request of the Registrant, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Provided, however, that no indemnification shall be made in respect of any matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the Registrant unless the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity.

     The directors and officers of the Registrant are covered by an insurance policy, indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:


     The Exhibits marked with one asterisk below were filed as Exhibits to Registration Statement No. 33-40535 filed on June 6, 1991 and are incorporated herein by reference, the Exhibit numbers in brackets being those in such Registration Statement. The Exhibits marked with two asterisks below were previously filed as Exhibits to this Registration Statement as filed on September 30, 1994.



(2)(a)**     Agreement and Plan of Reorganization among NBD Bancorp, Inc., NBD Illinois,
             Inc., and AmeriFed Financial Corp., dated as of March 23, 1994.
(2)(b)**     Merger Agreement between AmeriFed Financial Corp. and NBD Illinois, Inc., joined in by NBD Bancorp, Inc., dated as of March 23, 1994, is set forth in full in
             Appendix A to the Proxy Statement-Prospectus which is part of this Registration
             Statement.
(3)(a)*      Restated Certificate of Incorporation of Registrant, as amended. [(3)(a)]
(3)(b)*      By-Laws of Registrant. [(3)(b)]
(5)**        Opinion of Legal Counsel of Registrant.
(8)**        Tax Opinion of Muldoon, Murphy & Faucette.
(21)**       Subsidiaries of Registrant.
(23)(a)**    Consent of Deloitte & Touche LLP (Detroit).
(23)(b)**    Consent of Deloitte & Touche LLP (Chicago).
(23)(c)**    Consent of KPMG Peat Marwick LLP
(23)(d)**    Consent of Ernst & Young LLP
(23)(e)**    Consent of Legal Counsel of Registrant -- included in Exhibit 5 hereof.
(23)(f)**    Consent of Muldoon, Murphy & Faucette
(23)(g)      Updated consent of The Chicago Corporation.
(99)(a)**    Stock Option Agreement between NBD Bancorp, Inc. and AmeriFed Financial Corp., dated as of March 23, 1994.
(99)(b)      Proxy for AmeriFed Financial Corp.
(99)(c)      Opinion of The Chicago Corporation is set forth in full in Appendix B to the
             Proxy Statement-Prospectus which is part of this Registration Statement.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders of NBD and AmeriFed, that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report of NBD and AmeriFed, that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirement of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this Registration Statement.

     The Registrant further undertakes: (i) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and (ii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit and State of Michigan, on November 1, 1994.


                                          NBD BANCORP, INC.

                                          By: /s/ VERNE G. ISTOCK
                                            ------------------------------------
                                              Verne G. Istock, Chairman and
                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below by the following persons in the capacities indicated on November 1, 1994.


           SIGNATURE                    TITLE
- --------------------------------  -----------------
[C]                               [S]
      /s/ VERNE G. ISTOCK         Chairman, CEO and
- --------------------------------  Director
          Verne G. Istock         (Principal
                                  Executive
                                  Officer)

       /s/ LOUIS BETANZOS         Executive Vice
- --------------------------------  President,
           Louis Betanzos         Treasurer and
                                  Chief Financial
                                  Officer
                                  (Principal
                                  Financial
                                  Officer)

      /s/ GERALD K. HANSON        Senior Vice
- --------------------------------  President and
          Gerald K. Hanson        Comptroller
                                  (Principal
                                  Accounting
                                  Officer)

    /s/ TERENCE E. ADDERLEY       Director
- --------------------------------
        Terence E. Adderley

       /s/ JAMES K. BAKER         Director
- --------------------------------
           James K. Baker

       /s/ DON H. BARDEN          Director
- --------------------------------
           Don H. Barden

    /s/ SIEGFRIED BUSCHMANN       Director
- --------------------------------
        Siegfried Buschmann

     /s/ BERNARD B. BUTCHER       Director
- --------------------------------
         Bernard B. Butcher

        /s/ JOHN W. DAY           Director
- --------------------------------
            John W. Day

    /s/ MAUREEN A. FAY, O.P.      Director
- --------------------------------
        Maureen A. Fay, O.P.

           SIGNATURE                    TITLE
- --------------------------------  -----------------

   /s/ CHARLES T. FISHER III      Director
- --------------------------------
       Charles T. Fisher III

    /s/ ALFRED R. GLANCY III      Director
- --------------------------------
        Alfred R. Glancy III

       DENNIS J. GORMLEY          Director
- --------------------------------
       Dennis J. Gormley

   /s/ JOSEPH L. HUDSON, JR.      Director
- --------------------------------
       Joseph L. Hudson, Jr.

     /s/ THOMAS H. JEFFS II       Director
- --------------------------------
         Thomas H. Jeffs II

       /s/ JOHN E. LOBBIA         Director
- --------------------------------
           John E. Lobbia

      RICHARD A. MANOOGIAN        Director
- --------------------------------
      Richard A. Manoogian

 /s/ WILLIAM T. MCCORMICK, JR.    Director
- --------------------------------
     William T. McCormick, Jr.

          IRVING ROSE             Director
- --------------------------------
          Irving Rose

     /s/ ROBERT C. STEMPEL        Director
- --------------------------------
         Robert C. Stempel

       /s/ PETER W. STROH         Director
- --------------------------------
           Peter W. Stroh

       /s/ ORMAND J. WADE         Director
- --------------------------------
           Ormand J. Wade

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
                                                                                       NUMBERED
EXHIBIT NO.                                DESCRIPTION                                   PAGE
- -----------    --------------------------------------------------------------------   ----------
(2)(a)**       Agreement and Plan of Reorganization among NBD Bancorp, Inc., NBD
               Illinois, Inc., and AmeriFed Financial Corp., dated as of March 23,
               1994.
(2)(b)**       Merger Agreement between AmeriFed Financial Corp. and NBD Illinois,
               Inc., joined in by NBD Bancorp, Inc., dated as of March 23, 1994, is set forth in full in Appendix A to the Proxy Statement-Prospectus which is part of this Registration Statement.
(3)(a)*        Restated Certificate of Incorporation of Registrant, as amended.
               [(3)(a)]
(3)(b)*        By-Laws of Registrant. [(3)(b)]
(5)**          Opinion of Legal Counsel of Registrant.
(8)**          Tax Opinion of Muldoon, Murphy & Faucette.
(21)**         Subsidiaries of Registrant.
(23)(a)**      Consent of Deloitte & Touche LLP (Detroit).
(23)(b)**      Consent of Deloitte & Touche LLP (Chicago).
(23)(c)**      Consent of KPMG Peat Marwick LLP
(23)(d)**      Consent of Ernst & Young LLP
(23)(e)**      Consent of Legal Counsel of Registrant -- included in Exhibit 5 hereof.
(23)(f)**      Consent of Muldoon, Murphy & Faucette
(23)(g)        Updated consent of The Chicago Corporation.
(99)(a)**      Stock Option Agreement between NBD Bancorp, Inc. and AmeriFed
               Financial Corp., dated as of March 23, 1994.
(99)(b)        Proxy for AmeriFed Financial Corp.
(99)(c)        Opinion of The Chicago Corporation is set forth in full in Appendix
               B to the Proxy Statement-Prospectus which is part of this
               Registration Statement.